UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No  ☒

QUARTERLY REPORT

January-June

2012

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-06-12	Δ%	30-06-11	31-12-11
Balance sheet (million euros)
Total assets	622,359	9.4	568,705	597,688
Customer lending (gross)	368,986	3.8	355,526	361,310
Deposits from customers	274,285	(1.5)	278,496	282,173
Other customer funds	154,098	6.3	144,930	144,291
Total customer funds	428,383	1.2	423,426	426,464
Total equity	43,050	14.4	37,643	40,058
Income statement (million euros)
Net interest income	7,340	14.9	6,389	13,160
Gross income	11,407	9.4	10,425	20,566
Operating income	6,134	9.8	5,587	10,615
Income before tax	2,104	(33.1)	3,143	3,770
Net attributable profit	1,510	(35.4)	2,339	3,004
Net attributable profit adjusted (1)	2,374	(5.1)	2,501	4,505
Data per share and share performance ratios
Share price (euros)	5.63	(30.4)	8.09	6.68
Market capitalization (million euros)	30,296	(17.7)	36,822	32,753
Net attributable profit per share (euros)	0.29	(39.6)	0.48	0.62
Net attributable profit per share adjusted (euros) (1)	0.45	(12.5)	0.52	0.93
Book value per share (euros)	8.00	(5.9)	8.50	8.35
P/BV (Price/book value; times)	0.7	(32.6)	1.0	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	7.4		12.9	8.0
ROE adjusted (1)	11.6		13.8	11.9
ROTE (Net attributable profit/Average tangible equity)	9.3		17.4	10.7
ROTE adjusted (1)	14.6		18.6	16.0
ROA (Net income/Average total assets)	0.61		0.93	0.61
ROA adjusted (1)	0.90		0.99	0.88
RORWA (Net income/Average risk-weighted assets)	1.11		1.65	1.08
RORWA adjusted (1)	1.63		1.75	1.55
Efficiency ratio	46.2		46.4	48.4
Risk premium	1.80		1.14	1.20
NPA ratio	4.0		4.0	4.0
NPA coverage ratio	66		61	61
Capital adequacy ratios (%)
Core capital	10.8		9.0	10.3
Tier I	10.8		9.8	10.3
BIS Ratio	12.9		12.8	12.9
Other information
Number of shares (millions)	5,382	18.2	4,552	4,903
Number of shareholders	1,044,129	10.3	946,306	987,277
Number of employees (2)	112,605	2.7	109,655	110,645
Number of branches (2)	7,485	0.8	7,427	7,457
Number of ATMs (2)	19,359	8.4	17,857	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In 2011, during the fourth quarter, US goodwill imparment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

(2) Excluding Garanti.

2	BBVA Group Highlights

Group information

Relevant events

Major steps were taken in the second quarter of 2012 to restructure and reform thoroughly the financial sector in Spain:

•

On June 9, the Spanish government received a favorable response from the Eurogroup to its request for financial assistance of up to €100 billion to recapitalize the weakest banks. In exchange, a rigorous and credible feasibility plan will be required, above all from the banks receiving the funds, which will be closely supervised at national and international level.

•

An independent risk evaluation has been conducted for the Spanish system’s loan portfolio with the aim of certifying the amount of capital required and the sector’s resilience to a substantial additional deterioration of the economic situation. The results have made clear that in a very adverse scenario (even worse than that applied in other stress tests to Ireland, Portugal and Greece), between €51 billion and €62 billion of additional capital would be required. This figure is below the €100 billion mentioned above, and relatively moderate taking into account the size of the Spanish economy (it accounts for 6% of GDP at most).

•

At the same time, an individual evaluation of each bank is being carried out by independent auditors, covering the processes of risk admission and monitoring, classification of transactions and provisions by portfolio, as well as an appraisal of the value of collateral and foreclosed assets. This process is expected to be completed by July 31.

•

Finally, based on the analysis carried out by the independent auditors, an external consultant will calculate each bank’s capital requirements, using the same scenarios and hypotheses of loss absorption used to evaluate the financial system as a whole. The results of this exercise are expected to be available in the second half of September.

During this restructuring process, the Group has continued to perform positively and sets itself apart from most of its peers in the sector, with a high level of resilience in earnings and stable credit quality, despite the extremely adverse environment for the financial industry. Overall, the Bank is well positioned to face these future challenges for the system, as reflected in the International Monetary Fund’s (IMF) June 2012 report on the situation of the financial system in Spain:

•	The BBVA Group “is a large internationally active bank, well-diversified in terms of its geographic footprints and business model”.
•

The BBVA Group “appears to be able to cover the February provisioning requirements, particularly leveraging off the relatively high Group-wide pre-provision profits, and is expected to be able to absorb the additional May provisioning requirements on performing loans.”

Thus from the point of view of earnings for the period, the highlights are very similar to the previous quarters:

•

A continued positive performance of earnings of a more recurring nature, i.e. of gross income excluding net trading income (NTI) or dividends. Its quarterly amount grew by 2.7% over the last three months.

•	In other income, NTI performed particularly well. It included the results of the securitization bond repurchase offer executed in June, and the Telefónica dividend.

•

Also of note is the significant increase in loan-loss provisions aimed at reflecting the impairment of assets related to the Spanish real-estate sector. This impairment amounted to €1,060m. Thus, at the close of the first semester of 2012, the Group has booked provisions for €1,434m, approximately one third of the required amount by Royal Decree Laws 02/2012 and 18/2012.

•

In conclusion, the net attributable profit between April and June was €505m, with an accumulated figure to June of €1,510m. Excluding the charge related to the impairment mentioned in the previous paragraph, the adjusted net attributable profit was €2,374m.

In terms of solvency, BBVA continues to comply with the capital recommendations of the European Banking Authority (EBA). It closed the quarter with 9.2% of core capital according to EBA criteria, or 10.8% under Basel II.

In terms of asset quality, the NPA ratio was once more stable. As of June 30, 2012 it remained at 4.0%. The coverage ratio improved to 66% (60% in March 2012) as a result of the higher provisions set aside.

Other significant highlights in the quarter were:

•

BBVA has undertaken a process of repurchase of securitization bonds for a nominal amount of €638m, generating capital gains of €250m. This transaction is an additional source of capital for the Bank, and also a way of providing liquidity for bondholders.

Relevant events	3

•

The Group has agreed the sale of the Puerto Rico business to Oriental Financial Group for USD 500m. The closing of this deal is subject to regulatory approval. The limited size of the franchise on the island (where it is the seventh bank by deposits, with a market share of under 6%) limits the possibility of implementing the BBVA business model, which aims for large markets and requires a bigger critical mass.

•

BBVA has announced the start of a process of studying alternative strategies for its pension business in Latin America, which it expects to last several quarters. Despite the highly attractive nature of the business, its limited relationship and synergies with the banking business are arguments in favor of starting this review process. However, the Group maintains its strategic commitment with the Latin American market and will continue to invest in the region with the aim of ensuring sustained growth in its banking and insurance activities.

•	On July 10, 2012 the Group paid a dividend of €0.10 per share in cash.

•

BBVA and the Fundación Universidad Rey Juan Carlos received the SIC 2012 Award for Innovation in recognition of the joint start-up of the Technological Risk Management Research Center. The award was granted by the specialized magazine SIC (Seguridad en Informática y Comunicaciones – Security in IT and Communications).

•

BBVA’s new website for shareholders, investors and analysts has won an award as the most improved website over last year at the IR Summit 2012 organized by IR Global Rankings and held and sponsored by Nasdaq at its headquarters in New York.

Finally, the trends by business areas were similar to those commented in previous quarters:

•

Spain generated an operating income for the quarter of €1,018m, 7.6% up on the figure for the previous quarter. Net interest income was particularly outstanding, due to positive price management of the area in an environment of falling interest rates. Net fees and commissions and NTI decreased affected by lower banking activity due to the financial deleveraging process underway and the country’s difficult macroeconomic situation. Additionally, operating expenses remained under control. In terms of loan-loss provisions, it is important to note that assets related to the real-estate sector continued to deteriorate on previous quarters. The most notable aspect of activity in the area has been the favorable performance over the quarter of deposits in the retail segment.

•

Eurasia continues to make good progress due to the good performance of Garanti and the growing contribution from the stake in China Citic Bank (CNCB). As a result, the net attributable profit for the six months ended June 30, 2012 was €576m, 28.9% up on the same period in 2011.

•	Mexico maintains its sustained growth in activity, above all in the retail portfolio. On the lending side, there has been a notable increase in consumer lending and credit cards, and loans to small businesses. On the customer deposits side, low-cost customer funds continued to make steady progress. As a result, customer spread is still improving, as is the net interest income, which rose 8.7% over the last 12 months at constant exchange rates. The insurance business also performed well. Operating expenses maintained its steady pace of year-on-year growth, while the risk premium was stable. As a result of the above, the net attributable profit for the first half of the year was €865m, representing a year-on-year rise of 2.4% at constant exchange rates.

•

Activity in South America continues to be strong, maintaining customer spreads and delivering positive performance in the asset quality indicators. This has enabled the area to maintain its expansion and growth plans while posting a year-on-year growth in the accumulated net attributable profit for the half-year of €703m (up 24.8%).

•

The most notable aspect in the United States was once more the improvement in asset quality. As a result of this, the accumulated risk premium at the close of the half-year was 0.26% (1.01% a year ago). This improvement offsets the flat performance of the more recurring revenue, which can be explained in part by the environment of very low interest rates with a relatively flat yield curve (which will remain unvaried over the coming quarters), and in part by the regulatory changes that came into force in 2011, which hit the year-on-year comparison of income from fees. As a result, the area closed the six months ended June 30, 2012 with a net attributable profit of €245m, 24.2% up on the same period last year.

The economic background

In the second quarter of 2012, the global economy was once more hit by the resurgence of financial turmoil, with a significant impact on economic activity. Global GDP pace of growth slowed compared with the average annual growth recorded in 2011. Even so, economic performance continued to vary widely by region.

This worsening of the global economy is mainly due to events in Europe. First, doubts continue regarding the effectiveness of the fiscal consolidation measures adopted to achieve the public deficit targets. Second, questions have arisen regarding the impact that the restructuring process in certain financial institutions could have on the public accounts of some countries, specifically, in the case of Cyprus and above all Spain. This has heightened tensions in the sovereign debt markets. Third, political uncertainty stemming from the election results in Greece has marked the first half of the year. Nevertheless, there was a partial improvement in the situation toward the end of the quarter, for three reasons: in Greece a government committed to remaining in the euro zone was formed; the independent evaluations of the Spanish banking system have provided figures for aggregate capital requirements that are within the expected range, and highlighted the strengths of the biggest institutions, including BBVA; and third, the European

4	Group information

Interest rates

(Quarterly averages)

	2012		2011
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	1.00	1.00	1.28	1.50	1.25	1.00
Euribor 3 months	0.69	1.04	1.49	1.54	1.44	1.10
Euribor 1 year	1.28	1.67	2.05	2.00	2.13	1.74
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.76	4.78	4.80	4.81	4.85	4.85

summit at the end of June led to positive results, with specific measures that show a high level of commitment to ensuring financial stability in the euro zone.

All in all, the European economy has been badly affected and its slowdown has been intensified, although actual performance has varied widely by country: there have been upward surprises in countries such as Germany, with growth in the first quarter of 0.5%, while the periphery has entered into recession.

In the US economy, fears increased in the second quarter of a sharper slowdown. This is due to the greater uncertainty regarding the economy, as a result of the less favorable international environment. These concerns appear to be putting household and corporate spending decisions on hold. Also worth noting are the doubts regarding the fiscal stimulus programs that are due to expire at the end of 2012.

South America has continued to grow strongly in the first half of 2012 thanks to buoyant domestic demand and a relative improvement in various factors that condition the international economic outlook, especially with respect to consistently high commodity prices. Growth will slow compared to the figures for previous years, but will remain solid (at around 4%).

In Mexico, economic activity grew more strongly than toward the end of 2011, and could close the year at 3.7%. Inflation continues to move as forecast and is expected to end 2012 at below 4% (the recent upturns have been caused by non-core components). As a result, the outlook for maintaining monetary policy reference rates has been consolidated.

In China the process of economic slowdown continued to slow growth down to 7.6% year-on-year in the second quarter (8.1% in the first quarter of 2012). However, moderate inflation has given the authorities more room to implement economic stimulus policies should the global situation deteriorate further. This guarantees that the high rates of growth will continue.

Finally, economic activity in Turkey has been adversely affected in the first half of the year by its exposure to the euro zone economy. Even so, the current-account deficit has been sharply corrected over this period. Inflation is also better than expected by the authorities, but it still remains just below 9%.

With respect to exchange rates, there was a year-on-year appreciation in the average rate in most currencies with an influence on the Group’s financial statements, except the Argentinean and Mexican pesos and the Turkish lira. In terms of final rates, there was a widespread appreciation in all currencies relevant for the Group, both over the quarter and in the last 12 months. To sum up, the impact of foreign currencies on the Group’s balance sheet, activity and earnings is positive in both quarterly and year-on-year terms.

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
	30-06-12	Δ% on 30-06-11	Δ% on 31-03-12	Δ% on 31-12-11	1H12	Δ% on 1H11
Mexican peso	16.8754	0.6	0.9	7.0	17.1839	(2.9)
U.S. dollar	1.2590	14.8	6.1	2.8	1.2965	8.2
Argentinean peso	5.6923	4.3	2.7	(2.2)	5.6942	(0.2)
Chilean peso	641.85	6.1	1.9	5.1	638.98	4.4
Colombian peso	2,272.73	13.1	4.8	10.6	2,325.58	10.8
Peruvian new sol	3.3546	18.5	6.2	4.0	3.4673	12.6
Venezuelan bolivar fuerte	5.4070	14.8	6.1	2.8	5.5682	8.2
Turkish lira	2.2834	2.9	4.1	7.0	2.3362	(5.5)
Chinese yuan	8.0011	16.8	5.1	2.0	8.1905	12.0

Relevant events	5

Earnings

In the second quarter of 2012, the main features of the BBVA Group’s earnings were those already outlined in preceding quarters: high recurrence, quality and resilience.

•

The most recurring revenue (gross income excluding NTI and dividends) was up for the sixth quarter in a row, proving the success of the Group’s customer-centric business model of retail banking, supported by diversification by geographical areas, customers and products.

•	The turmoil in the markets during this period had a negative impact on the

Consolidated income statement: quarterly evolution

(Million euros)

	2012		2011
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,744	3,597	3,485	3,286	3,215	3,175
Net fees and commissions	1,215	1,216	1,136	1,143	1,167	1,114
Net trading income	462	367	416	(25)	336	752
Dividend income	311	27	230	50	259	23
Income by the equity method	178	193	207	150	123	121
Other operating income and expenses	51	47	42	22	62	79
Gross income	5,960	5,447	5,515	4,627	5,162	5,263
Operating costs	(2,688)	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,429)	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(1,021)	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(238)	(232)	(227)	(216)	(208)	(196)
Operating income	3,272	2,862	2,863	2,166	2,683	2,904
Impairment on financial assets (net)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(99)	(131)	(182)	(94)	(83)	(150)
Other gains (losses)	(311)	(222)	(1,718)	(166)	(154)	(71)
Income before tax	680	1,423	(375)	1,002	1,484	1,659
Income tax	(21)	(250)	368	(95)	(189)	(369)
Net income	659	1,173	(7)	907	1,295	1,290
Non-controlling interests	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	505	1,005	(139)	804	1,189	1,150
Adjusted (1)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted) (1)	1,247	1,127	1,026	978	1,271	1,229
Basic earnings per share (euros)	0.10	0.19	(0.03)	0.16	0.24	0.24
Basic earnings per share adjusted (euros) (1)	0.23	0.22	0.21	0.20	0.26	0.25
(1) In 2011, during the fourth quarter, US goodwill imparment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

6	Group information

Consolidated income statement

(Million euros)
	1H12	Δ%	Δ% at constant exchange rates	1H11	Δ%	Δ% at constant exchange rates	2H11
Net interest income	7,340	14.9	12.9	6,389	8.4	4.5	6,771
Net fees and commissions	2,431	6.6	4.6	2,281	6.6	3.0	2,280
Net trading income	829	(23.8)	(25.1)	1,088	112.3	100.2	391
Dividend income	338	19.6	19.2	282	20.6	20.2	280
Income by the equity method	371	52.3	52.3	243	3.9	3.8	357
Other operating income and expenses	98	(30.3)	(18.3)	141	54.8	873	64
Gross income	11,407	9.4	7.8	10,425	12.5	8.8	10,141
Operating costs	(5,273)	9.0	7.1	(4,838)	3.1	0.0	(5,113)
Personnel expenses	(2,808)	8.7	6.7	(2,582)	2.9	0.1	(2,729)
General and administrative expenses	(1,995)	7.8	6.1	(1,851)	2.8	(0.6)	(1,941)
Depreciation and amortization	(470)	16.2	13.4	(404)	6.1	2.8	(443)
Operating income	6,134	9.8	8.5	5,587	22.0	17.6	5,028
Impairment on financial assets (net)	(3,267)	64.6	63.4	(1,986)	45.8	42.5	(2,241)
Provisions (net)	(230)	(1.8)	(3.0)	(234)	(16.8)	(18.6)	(276)
Other gains (losses)	(533)	137.1	137.5	(225)	(71.7)	(73.2)	(1,884)
Income before tax	2,104	(33.1)	(34.2)	3,143	235.7	225.3	627
Income tax	(271)	(51.3)	(52.2)	(558)	(199.4)	(198.6)	273
Net income	1,832	(29.1)	(30.3)	2,585	103.6	98.7	900
Non-controlling interests	(322)	30.7	21.2	(247)	37.2	28.1	(235)
Net attributable profit	1,510	(35.4)	(36.1)	2,339	127.1	125.2	665
Adjusted (1)	(864)	-	-	(162)	-	-	(1,339)
Net attributable profit (adjusted) (1)	2,374	(5.1)	(5.9)	2,501	18.5	13.9	2,004
Basic earnings per share (euros)	0.29			0.48			0.14
Basic earnings per share adjusted (euros) (1)	0.45			0.52			0.42

(1) In 2011, during the fourth quarter, US goodwill imparment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

Bank’s NTI. However, this item has been offset by the positive results from the securitization bond repurchase offer executed in June.

•	The dividend received from Telefónica.

•

The heading other operating income and expenses continues to benefit from the positive performance of the insurance business in all the geographical areas, and reflects the increased allocations to the various deposit guarantee funds in the countries where BBVA operates.

•	The cost/income ratio improved on the level achieved at the close of March 2012.

•	The amount of loan-loss provisions increased compared to previous quarters as a result of the impairment of assets related to the real estate sector in Spain, owed to the worsening of the country’s macroeconomic conditions.

•

In conclusion, the Group generated a quarterly net attributable profit of €505m, with a cumulative figure through June this year of €1,510m, or an adjusted result of €2,374m excluding the impairment of assets related to the deterioration of the real estate sector in Spain.

Net interest income

The Group’s net interest income was up again over the quarter, with the cumulative figure to June 2012 standing at €7,340m. This represents a year-on-year increase of 14.9%, supported by the positive performance of this heading in emerging countries and its resilience in developed regions:

Earnings	7

•

Rising net interest income in Spain, where the cumulative figure stands at 4.0% above that reported 12 months ago, thanks to appropriate price management against the backdrop of a widespread fall in activity and the positive effect of the progressive decline of interest rates taking place in the first six months of the year.

•

Positive performance in Eurasia, where the amount for the quarter exceeded the figure for the three previous months by €18m, primarily as a result of the larger volumes of activity at Garanti. In the cumulative total through June it grew at an average annual rate of 25.175%, an increase that can also be explained by the change in the scope of consolidation (Garanti joined the Group on March 22, 2011).

•

Sustained growth in Mexico (up 8.7% year-on-year over the six-month period at constant exchange rates), due to increased activity that has been very much focused on the retail portfolio, and the efforts to keep spreads. In the second quarter of 2012 interest rates remained at the same levels, as anticipated. However, higher growth in the portfolios with wider spreads has increased the yield on loans by 6 basis points over the quarter to 13.24%. The focus on more liquid liability products, such as current and savings accounts, has reduced the cost of deposits by 2 points over the same period to 1.63%. As a result, the customer spread rose by 8 points and closed June at 11.61%.

Breakdown of yields and costs

	2Q12		1Q12		4Q11		3Q11		2Q11
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	3.7	0.98	4.0	0.94	3.9	0.99	3.8	1.19	3.6	1.25
Financial assets and derivatives	27.1	2.75	26.3	2.99	25.6	3.08	25.4	2.87	24.3	2.98
Loans and advances to credit institutions	4.4	1.90	4.2	2.01	4.3	2.24	4.4	2.88	5.3	2.35
Loans and advances to customers	57.9	5.75	58.6	5.72	59.3	5.76	59.7	5.62	60.3	5.42
Euros	34.8	3.43	36.0	3.52	37.2	3.54	38.4	3.50	39.2	3.31
Domestic	29.0	3.84	29.9	3.85	32.5	3.86	33.1	3.85	34.0	3.60
Other	5.8	1.35	6.1	1.91	4.8	1.39	5.2	1.31	5.2	1.41
Foreign currencies	23.1	9.24	22.6	9.23	22.1	9.48	21.3	9.44	21.1	9.33
Other assets	6.9	0.47	6.9	0.39	6.9	1.00	6.7	0.45	6.4	0.37
Total assets	100.0	4.23	100.0	4.29	100.0	4.41	100.0	4.29	100.0	4.19
Deposits from central banks and credit institutions	17.5	2.26	14.8	2.50	15.0	2.60	14.3	2.73	13.7	2.52
Deposits from customers	45.2	1.80	47.5	1.85	47.3	2.16	48.3	2.17	48.6	2.06
Euros	23.1	1.31	25.6	1.39	26.1	1.60	27.3	1.72	26.6	1.64
Domestic	15.3	1.57	15.8	1.68	15.9	1.75	16.6	1.75	17.7	1.80
Other	7.8	0.81	9.8	0.92	10.2	1.36	10.7	1.67	8.9	1.31
Foreign currencies	22.1	2.31	22.0	2.39	21.2	2.86	21.0	2.75	22.1	2.57
Debt certificates and subordinated liabilities	16.6	2.68	17.6	2.76	18.1	2.63	18.9	2.47	20.3	2.27
Other liabilities	13.8	0.70	13.3	1.03	12.8	1.14	11.7	0.99	10.7	1.02
Equity	6.9	-	6.9	-	6.8	-	6.8	-	6.7	-
Total liabilities and equity	100.0	1.75	100.0	1.87	100.0	2.04	100.0	2.02	100.0	1.92
Net interest income/Average total assets (ATA)		2.47		2.42		2.37		2.27		2.27

8	Group information

•

Significant progress in South America (+28.0% at constant exchange rates), in line with the previous quarters and for the same reasons mentioned at the time: strong business activity and sound price management in an increasingly competitive sector.

•

Resilience in the United States, a country where BBVA Compass’ lending activity has shown a slight increase. However, the most significant aspect is the excellent price management, especially taking into account the current environment of very low interest rates and a very flat yield curve. Thus, a slight year-on-year decrease of 3.4% at constant exchange rates of the cumulative net interest income, but resilience over the quarter with an unchanged figure, which ended at the same levels as in the previous quarter. Hence, the customer spread of BBVA Compass increased by 2 basis points from March to June 2012 thanks to the reduction in the cost of deposits, and closed 30-Jun-2012 at 3.96%.

Gross income

Cumulative income from fees and commissions grew by 6.6% over the last twelve months to €2,431m. This increase is significant when considering the reduced activity in Spain and the regulatory changes that have come into force in some countries in which BBVA operates, and which have had a negative impact on the year-on-year comparison. However, the expansion of activity in emerging countries, as well as the incorporation of Garanti, offset the aforementioned factors. To sum up, by business area, and as mentioned above: resilience in Spain, a decrease in the United States, and a positive contribution from Eurasia and Latin America.

NTI closed the six-month period at €829m. Two negative factors were, first, the turmoil on the markets; and second, the cuts in BBVA’s rating, all of them as a result of the successive downgrades of Spanish sovereign debt, which affected the Group’s wholesale banking activity, especially in the euro zone, and led to lower NTI. These two factors have been partially offset by the repurchase of securitization bonds in June, with the result that NTI fell year-on-year by 23.8%.

Income from dividends over the six-month period amounted to €338m, 19.6% higher than twelve months ago. This figure includes the dividends from BBVA’s stake in Telefónica.

Equity-accounted income totaled €371m between January and June 2012, with a

Earnings	9

year-on-year growth of 52.3%. Most of this income comes from BBVA’s stake in China Citic Bank (CNCB).

The heading other operating income and expenses continues to benefit from the positive performance of the insurance business in all the geographical areas, with a year-on-year increase in net revenue of 12.9%. The allocation charges to the various deposit guarantee funds in the countries where BBVA operates were up 50.0% over the same period. As a result, this heading amounted to € 98m in the first half of 2012 (€141m in June 2011).

To sum up, recurring revenue, i.e. gross income excluding NTI and dividends, continued to grow quarter-by-quarter and the cumulative total for the first half of 2012 stood at €10,240m, 13.1% up on the figure reported for the same period in 2011. In addition, as a result of the performance of NTI and dividends, the quarterly gross income was up 9.4% to €11,407m.

Operating income

Between January and June 2012, operating expenses amounted to €5,273m and continued to slow their year-on-year increase to 9.0% (9.6% up in the first quarter of 2012). This, together with the positive performance of revenue, has led to an improvement in the cost/income ratio for the first quarter of 2012 to 46.2% at the close of the first half of the year, with a

Breakdown of operating costs and efficiency calculation

(Million euros)

	1H12	Δ%	1H11	2011
Personnel expenses	2,808	8.7	2,582	5,311
Wages and salaries	2,161	9.0	1,982	4,122
Employee welfare expenses	414	10.7	374	758
Training expenses and other	232	2.8	226	431
General and administrative expenses	1,995	7.8	1,851	3,793
Premises	455	7.6	422	849
IT	349	14.2	306	662
Communications	168	13.4	149	299
Advertising and publicity	186	(1.8)	189	378
Corporate expenses	49	(2.4)	50	106
Other expenses	581	6.5	546	1,140
Levies and taxes	207	9.3	190	359
Administration costs	4,803	8.3	4,433	9,104
Depreciation and amortization	470	16.2	404	847
Operating costs	5,273	9.0	4,838	9,951
Gross income	11,407	9.4	10,425	20,566
Efficiency ratio (Operating costs/Gross income, in %)	46.2		46.4	48.4

10	Group information

cumulative operating income of €6,134m, up 9.8% on the figure for the same period in 2011.

As in previous quarters, expansion plans in emerging regions are going ahead. The number of employees closed the first half of the year at 112,605, with an increase in Mexico, while the headcount in the United States dropped (in South America and Spain it remains practically stable). Similarly, the number of branches, 7,485 as of 30-Jun-2012, was maintained in the developed areas and increased in Latin America. Finally, the number of ATMs, at 19,359 as of 30-Jun-2012, increased in Latin America and grew at a lower pace in Spain and the United States, although a significant upgrade of the existing ATMs is also taking place in these areas, which together with the development of mobile banking is becoming one of the differentiating elements in the Group’s multichannel strategy.

Provisions and others

Impairment losses on financial assets, at a cumulative €3,267m in the first half of 2012, include a charge owed to the impairment of assets related to the real estate business in Spain. Thus, at the close of the first semester of 2012, the Group has booked provisions

Earnings	11

for €1,434m, approximately one third of the required amount by Royal Decree Laws 02/2012 and 18/2012.

Provisions, which basically cover early retirement, other allocations to pension funds and provisions for contingent liabilities, amounted to €230m, a year-on-year decrease of 1.8%.

Finally, the heading other gains (losses) reported a negative €533m and includes part of the provisions made for real estate and foreclosed or acquired assets in Spain.

This quarter shows a low tax charge due basically to lower NTI from markets, revenue with a low or no tax rate (mainly dividends and income by the equity method) and the growing weight of earnings from Mexico, South America and Turkey, where effective tax rates are low.

Net attributable profit

In this difficult economic scenario, BBVA generated a cumulative net attributable profit of €1,510m. Excluding the charge due to the higher impairment of assets related to the real estate business in Spain, the figure is €2,374m. This is a high-quality result, as explained previously, since it is based on a very positive performance of the most recurring revenue.

By business areas, Spain recorded a €221m loss due to the worsening of the country’s macroeconomic conditions, as explained above. Excluding the impairment of assets related to the deterioration of the real estate sector, the area generated cumulative adjusted earnings of €567m to June. Eurasia contributed €576m, Mexico €865m, South America €703m and the United States €245m.

As a result, earnings per share (EPS) for the first half of the year were €0.29 (€0.45 adjusted), return on total average assets (ROA) 0.61% (0.90% adjusted), return on equity (ROE) 7.4% (11.6% adjusted) and return on tangible equity (ROTE) 9.3% (14.6% adjusted).

12	Group information

Balance sheet and business activity

The key features of BBVA’s balance sheet and business activity at the close of the first half of 2012 are:

•

Increased gross customer loans, varying widely by geographical areas, as in previous quarters. On the one hand, emerging markets continue strong, and there are signs of increased activity in BBVA Compass. On the other hand the deleveraging process continues in Spain, although this quarter it has been offset by the underwriting of the fund to finance payments to suppliers and the temporary rises in repurchase agreements and guarantees related to market operations.

•	Slight decrease in customer deposits, which can be explained by the reduction of certain deposits from the wholesale

Consolidated balance sheet

(Million euros)

	30-06-12	Δ%	30-06-11	31-03-12	31-12-11
Cash and balances with central banks	24,011	1.24	21,369	24,873	30,939
Financial assets held for trading	78,792	24.2	63,421	71,208	70,602
Other financial assets designated at fair value through profit or loss	3,371	15.8	2,912	3,204	2,977
Available-for-sale financial assets	65,834	8.6	60,599	67,728	58,143
Loans and receivables	390,654	5.2	371,314	379,579	381,077
Loans and advances to credit institutions	28,764	25.7	22,890	27,609	26,107
Loans and advances to customers	358,332	3.5	346,222	348,964	351,900
Other	3,559	61.6	2,202	3,006	3,069
Held-to-maturity investments	10,157	8.8	9,334	10,268	10,955
Investments in entities accounted for using the equity method	6,604	46.1	4,518	5,913	5,843
Tangible assets	7,477	7.4	6,965	7,374	7,330
Intangible assets	8,927	(8.2)	9,722	8,550	8,677
Other assets	26,533	43.0	18,551	21,780	21,145
Total assets	622,359	9.4	568,705	600,477	597,688
Financial liabilities held for trading	56,296	62.3	34,686	49,308	51,303
Other financial liabilities at fair value through profit or loss	2,105	15.9	1,815	2,002	1,825
Financial liabilities at amortized cost	491,717	4.3	471,248	482,921	479,904
Deposits from central banks and credit institutions	119,709	48.6	80,545	99,101	92,503
Deposits from customers	274,285	(1.5)	278,496	278,445	282,173
Debt certificates	78,277	(9.7)	86,673	83,177	81,930
Subordinated liabilities	11,801	(32.9)	17,586	15,313	15,419
Other financial liabilities	7,645	(3.8)	7,948	6,886	7,879
Liabilities under insurance contracts	8,054	5.9	7,607	8,049	7,737
Other liabilities	21,138	34.6	15,705	16,835	16,861
Total liabilities	579,309	9.1	531,062	559,115	557,630
Non-controlling interests	2,100	34.4	1,562	2,022	1,893
Valuation adjustments	(2,835)	9.2	(2,596)	(2,577)	(2,787)
Shareholders’ funds	43,785	13.2	38,677	41,916	40,952
Total equity	43,050	14.4	37,643	41,361	40,058
Total equity and liabilities	622,359	9.4	568,705	600,477	597,688
Memorandum item:
Contingent liabilities	40,897	12.5	36,360	42,046	39,904

Balance sheet and business activity	13

business that are closely dependent on ratings, while retail customer deposits experience a sound evolution in all regions.

•	Positive behavior of off-balance sheet funds, thanks to their good performance in the rest of the world, heavily influenced by foreign currency movements.

•	Positive impact of exchange rates, both over the quarter and in the last 12 months.

Loans and advances to customers

As of 30-Jun-2012, gross customer lending stood at €369 billion, increasing 3.8% year-on-year (1.4% excluding foreign-currency impact) and 2.9% quarter-on-quarter (1.8% excluding foreign currency impact).

The trends by business areas continue as commented in previous quarters:

•

In South America, lending continues to grow significantly in practically all the countries in the region (up 23.1% year-on-year at constant exchange rates) where dynamism is focused on retail portfolios.

•

In Mexico, the rise has been 12.6% (also excluding the foreign-currency effect), accelerating the year-on-year pace of growth of previous quarters. The driving force behind the rise is the positive performance of lending to small businesses, consumer loans and credit cards.

•

In BBVA Compass lending is starting to grow in year-on-year terms (up 6.5% excluding the foreign-currency impact) as increases in the target portfolios (residential real estate and commercial) more than offset the continued fall in the construction real estate sector.

Customer lending

(Million euros)

	30-06-12	Δ%	30-06-11	31-03-12	31-12-11
Domestic sector	193,358	(3.8)	201,053	189,742	192,442
Public sector	27,501	5.9	25,966	25,877	25,509
Other domestic sectors	165,856	(5.3)	175,087	163,865	166,933
Secured loans	96,546	(5.3)	101,898	98,367	99,175
Commercial loans	5,671	(7.1)	6,102	5,652	6,620
Financial leases	4,542	(14.9)	5,338	4,714	4,955
Other term loans	39,080	(11.8)	44,309	42,430	41,863
Credit card debtors	1,564	(1.0)	1,579	1,576	1,616
Other demand and miscellaneous debtors	4,178	10.4	3,783	1,581	2,939
Other financial assets	14,276	18.2	12,077	9,547	9,766
Non-domestic sector	159,385	14.7	138,957	152,885	153,222
Secured loans	63,032	9.8	57,430	61,386	60,655
Other loans	96,353	18.2	81,528	91,499	92,567
Non-performing loans	16,243	4.7	15,515	15,880	15,647
Domestic sector	11,531	3.8	11,112	11,101	11,042
Non-domestic sector	4,713	7.0	4,403	4,779	4,604
Customer lending (gross)	368,986	3.8	355,526	358,507	361,310
Loan-loss provisions	(10,513)	13.0	(9,304)	(9,458)	(9,410)
Customer lending (net)	358,473	3.5	346,222	349,049	351,900

14	Group information

•	In Eurasia there was a rise of 2.2% year-on-year, thanks to the positive contribution of Garanti.

•

Finally, in Spain there was a fall of 4.5% in the same period, due to the economy’s financial deleveraging process mentioned above. However, the underwriting of the fund designed to finance payments to suppliers in the second quarter of 2012 has partly offset the deleveraging effect. There has also been a temporary increase in the balances closely related to market operations, such as repurchase agreements and guarantees.

In summary, the domestic sector has continued to fall by 3.8% over the last 12 months. Over the quarter, the balance increases 1.9% (up 1.2% in other resident sectors) for the reasons given before: increased lending to public administrations due to the underwriting of the fund to finance suppliers and the temporary rise in repos and guarantees related to market operations. In contrast, the non-domestic sector continues growing strongly (up 14.7 % year-on-year and 4.3% quarter-on-quarter). In this respect, it is worth mentioning that the loan book at the close of June 2012 does not include loans from Puerto Rico because after the sale agreement signed with Oriental Financial Group, this unit has been reclassified as a non-current asset held for sale.

Finally, non-performing loans rose year-on-year by 4.7% and by 2.3% over the quarter. This rise can be basically explained by two factors: in the domestic sector it is a result of the difficult and complex economic situation in Spain; in the non-domestic sector the key is the foreign-currency impact.

Customer funds

As of 30-Jun-2012 total customer funds totaled €428 billion and remained at very similar levels to those in the previous quarter, with a year-on-year rise of only 1.2%.

On-balance sheet customer funds totaled €274 billion, down 1.5%, both year-on-year and

Customer funds

(Million euros)

	30-06-12	Δ%	30-06-11	31-03-12	31-12-11
Deposits from customers	274,285	(1.5)	278,496	278,445	282,173
Domestic sector	127,356	(6.0)	135,420	130,240	136,519
Public sector	21,448	(13.9)	24,905	23,219	28,302
Other domestic sectors	105,908	(4.2)	110,515	107,021	108,217
Current and savings accounts	46,190	4.8	44,061	43,589	44,215
Time deposits	48,278	(7.5)	52,188	49,312	49,105
Assets sold under repurchase agreement and other	11,440	(19.8)	14,266	14,119	14,897
Non-domestic sector	146,929	2.7	143,076	148,205	145,655
Current and savings accounts	91,706	22.3	75,002	88,406	85,204
Time deposits	50,021	(21.0)	63,320	54,360	53,399
Assets sold under repurchase agreement and other	5,203	9.4	4,754	5,438	7,051
Other customer funds	154,098	6.3	144,930	151,350	144,291
Mutual funds	40,807	(0.6)	41,065	40,162	39,294
Pension funds	86,970	12.6	77,268	84,850	78,648
Customer portfolios	26,321	(1.0)	26,596	26,338	26,349
Total customer funds	428,383	1.2	423,426	429,794	426,464

Balance sheet and business activity	15

quarter-on-quarter. This fall was influenced by the drop in time deposits in the domestic and non-domestic sector. The main reasons for this drop were as follows:

•     There has been a fall in certain wholesale customer deposits closely linked to and dependent on ratings.

•     The substitution of time deposits by other alternative products, such as promissory notes in Spain.

•     Current and savings accounts increased across the board in all the geographical areas as a result of the prioritization on price management. This evolution has a positive impact on both the composition of liabilities and the reduction of their cost.

All in all, BBVA maintains intact its high capacity to gather deposits and the capillarity of its commercial network. Retail deposits (including promissory notes) were up 3.2% over the quarter and 9.2% in the last 12 months (up 1.2% and 5.2% respectively at constant exchange rates), with rises in both the domestic and non-domestic sectors. The breakdown on the evolution of customer deposits in the retail segment of the domestic sector is in the chart.

Off-balance sheet customer funds amounted to €154 billion as of 30-Jun-2012, a year-on-year rise of 6.3%, and 1.8% quarter-on-quarter. By type of product, there was notable performance in pension funds (up 12.6% year-on-year and 2.5% quarter-on-quarter). By geographical area, in Spain these funds were down 6.8% on the close of the first half of 2011 and 4.2% on the figure for March. In contrast, funds from the rest of the world were up 13.7% on 30-Jun-2011 and 4.9% on 31-March-2012. The rises were across the board in all items (mutual funds, pension funds and customer portfolios) and due largely to the positive impact of exchange rates.

Statement of changes in equity

BBVA’s equity as of 30-Jun-2 012 amounted to €43,050m, a year-on-year increase of 14.4% and a quarter-on-quarter increase of 4.1%. This is explained by the partial mandatory conversion of the outstanding subordinated bonds.

Other customer funds

(Million euros)

	30-06-12	Δ%	30-06-11	31-03-12	31-12-11
Spain	48,709	(6.8)	52,254	50,854	50,399
Mutual funds	18,694	(10.8)	20,966	19,747	19,598
Pension funds	17,192	1.2	16,986	17,590	17,224
Individual pension plans	9,729	(0.7)	9,799	10,066	9,930
Corporate pension funds	7,463	3.9	7,186	7,524	7,294
Customer portfolios	12,823	(10.3)	14,302	13,517	13,578
Rest of the world	105,389	13.7	92,676	100,496	93,892
Mutual funds and investment companies	22,113	10.0	20,100	20,415	19,697
Pension funds	69,778	15.8	60,282	67,260	61,424
Customer portfolios	13,498	9.8	12,294	12,822	12,771
Other customer funds	154,098	6.3	144,930	151,350	144,291

16	Group information

Capital base

The highlights in the second quarter of 2012 that affected the Group’s capital base are summed up below:

•

As it was expected, the results of the independent evaluation carried out recently of the Spanish financial system’s loan portfolio risk showed that the BBVA Group did not need additional capital. This would be the case even under the high-stress scenario assumed by Oliver Wyman and Roland Berger in their studies.

•	It is also worth noting that the Group continues to meet comfortably the EBA’s capital recommendations, with a core capital ratio according to EBA’s criteria of 9.2%.

The capital base in accordance with Basel II stands at €42,765m, 1.8% down on the close of the first quarter of 2012, due to the amortization of subordinated bonds eligible as Tier II. This has affected other eligible capital (Tier II). However, both core capital and bank capital (Tier I) increased by 1.5% on the figure for 31-Mar-2012.

Risk weighted assets (RWA) totaled €332,036m, a very similar level to March 2012 and December 2011. The appreciation of the currencies with greatest influence on the Group’s financial statements, together with the strong performance of lending in emerging regions, has been offset by the decline of loans in Spain (owed to the financial deleveraging process of the country’s economy), and thus explain the flat evolution of RWA.

With regard to the different components of the capital base, as of 30-Jun-2012 core capital amounted to €35,924m, €634m more than on 31-Mar-2012. This, combined with the RWA, meant that the core ratio stood at 10.8% (10.7% at the close of the first quarter of 2012). As a result, Tier I has moved in the same direction as the core capital, and also closed at 10.8%.

Other eligible capital (Tier II) totaled €6,841m, down on the figure for March 2012, due to the amortization of subordinated bonds mentioned above.

Capital base (BIS II Regulation)

(Million euros)

	30-06-12	31-03-12	31-12-11	30-09-11	30-06-11
Core capital	35,924	35,290	34,161	29,628	28,773
Capital (Tier I)	35,924	35,290	34,161	32,053	31,435
Other eligible capital (Tier II)	6,841	8,241	8,609	9,067	9,814
Capital base	42,765	43,531	42,770	41,120	41,249
Risk-weighted assets	332,036	329,557	330,771	325,458	321,282
BIS ratio (%)	12.9	13.2	12.9	12.6	12.8
Core capital (%)	10.8	10.7	10.3	9.1	9.0
Tier I (%)	10.8	10.7	10.3	9.8	9.8
Tier II (%)	2.1	2.5	2.6	2.8	3.1

Capital base	17

As a result, the BIS ratio as of 30-Jun-2012 stood at 12.9% (13.2% as of 31-Mar-2012).

Ratings

In the second quarter of 2012, rating agencies have taken a number of actions on BBVA’s rating, associated with prior downgrades of Spanish sovereign debt. This was the reason given by Standard & Poor’s and Fitch for downgrading BBVA’s rating to BBB+ (negative outlook) from A. Additionally, Moody’s ended the process of reviewing Spanish banks in May (as part of a more extensive process covering the whole European banking system), and downgraded BBVA to A3 (negative outlook) from Aa3. Barely one month later, another downgrade of Spanish sovereign debt (associated with the support package from the European Union) gave rise to a downgrade of BBVA’s rating to the same level as the sovereign debt (Baa3). The agency is maintaining the sovereign rating (and that of the Bank) on review for further downgrade until it knows more details about the package.

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Baa3	P-3	D+	Under review for possible downgrade
Fitch	BBB+	F-2	bbb+	Negative
Standard & Poor’s	BBB+	A-2	-	Negative

18	Group information

Risk management

Credit risk

In the second quarter of 2012, the Group’s main asset quality indicators continued stable and still compare positively with those of most of its peers.

As of 30-Jun-2012, BBVA managed a volume of total risks with customers (including contingent liabilities) of €409,145m. This is a slight increase on the figure for 31-Mar-2012, due to the impact of foreign currency appreciation and increased lending in emerging markets.

Non-performing assets ended 30-Jun-2012 at €16,481m, up 2.4% over the quarter. This increase is mainly the result of the worsening NPA ratios in Spain and the exchange-rate effect. Over the second quarter, gross additions to NPA increased by 20.2%, partly due to the inclusion of subjective non-performing loans in Spain worth over

Credit risk management (1)

(Million euros)

	30-06-12	31-03-12	31-12-11	30-09-11	30-06-11
Non-performing assets	16,481	16,096	15,866	15,970	15,790
Total risks	409,145	400,553	400,709	390,723	391,380
Provisions	10,822	9,726	9,688	9,503	9,576
For impaired portfolio	7,744	6,666	6,471	6,584	6,485
For currently non-impaired portfolio	3,078	3,061	3,218	2,919	3,090
NPA ratio (%)	4.0	4.0	4.0	4.1	4.0
NPA coverage ratio (%)	66	60	61	60	61
(1) Including contingent liabilities.
Variations in non-performing assets (Million euros)
	2Q12	1Q12	4Q11	3Q 11	2Q11
Beginning balance	16,096	15,866	15,970	15,790	15,528
Entries	3,717	3,092	3,610	2,918	3,713
Recoveries	(2,090)	(1,882)	(2,752)	(1,874)	(2,484)
Net variation	1,627	1,210	858	1,044	1,229
Write-offs	(1,121)	(1,006)	(1,138)	(876)	(939)
Exchange rate differences and other	(121)	26	176	12	(28)
Period-end balance	16,481	16,096	15,866	15,970	15,790
Memorandum item:
Non-performing loans	16,243	15,880	15,647	15,689	15,515
Non-performing contingent liabilities	238	216	219	281	275

Risk management	19

€550m. Recoveries increased by 11.1% and thus, the ratio of recoveries over gross additions to NPA stood at 56.2% as of 30-Jun-2012.

The change in both the total volume of risks and the non-performing assets makes the Group’s NPA ratio to remain at 4.0%. The ratio varies by business areas. In Spain it has risen to 5.1% (4.9% at the close of March), as a result of the country’s difficult economic situation. In Mexico it has grown slightly to 4.0% as of 30-Jun-2012 from 3.8% as of 31-Mar-2012. The ratio fell in the United States to 2.8% (3.2% as of 31-Mar-2012) thanks to yet another improvement in asset quality in the area and the sale of the subsidiary in Puerto Rico. Finally, in South America and Eurasia the ratio remains at historically low levels (2.3% and 1.4% respectively as of 30-Jun-2012).

Coverage provisions for customer risk amounted to €10,822m as of 30-Jun-2012. This represents an increase over the quarter of 11.3%. It is influenced partly by the foreign currency movements with an impact on BBVA’s financial statements, but mainly by increased loan-loss provisions in Spain as a result of the worsening macroeconomic conditions. In the rest of the geographical areas, these funds remain stable. In Spain, the impairment of assets associated with real estate development has worsened. Additional funds have been set aside to cover them, and as a result the Group’s coverage ratio has risen by 52 basis points to 66%. By business areas, in Spain, the United States and Eurasia the ratio improved to 50%, 82% and 119% respectively, Mexico closed the quarter at 111% and South America at 139%.

Exposure to the real estate sector in Spain

The most important aspect in the quarter with respect to exposure to the real estate sector in Spain, as mentioned earlier, is the increased impairment in the value of assets associated with this portfolio owed to the country’s worsening economic situation. As a result, additional funds have been set aside, resulting in an increase over the quarter of coverage of non-performing and substandard loans of 9 percentage points to 39%, and also increased coverage of foreclosures and asset purchases of 1.6 percentage points to 36%.

20	Group information

Detail of real estate developers lending (Million euros)
	30-06-12	% Weighting
With collateral	12,633	91.1
Finished properties	6,838	49.3
Construction in progress	1,952	14.1
Land	3,843	27.7
Without collateral and other	1,241	8.9
Total	13,874	100.0

Coverage of real estate developers exposure

(Million euros at 30-06-12)

	Risk amount	Shortfall over collateral (1)	Provision	% Coverage over shortfall	% Coverage over risk
NPL	4,750	2,413	2,190	91	46
Substandar	1,729	880	306	35	18
Total	6,479	3,293	2,496	76	39

  (1) Shortfall over updated collateral values and additional haircut established by the Bank of Spain regulation.

Foreclosures and asset purchases

(Million euros at 30-06-12)

	Gross amount	Provision	% Coverage	Net amount
From real estate developers	5,752	2,044	36	3,708
From Dwellings	1,791	542	30	1,249
Other	1,216	570	47	646
Total	8,759	3,156	36	5,603

Economic capital

Attributable economic risk capital (ERC) consumption amounted to €33,126m at the close of 30-Jun-2012, 18.4% up on the figure for 31-Mar-2102. This increase is mainly due to the inclusion during the quarter of capital consumption from the goodwill of the Group’s stakes.

As is to be expected from BBVA’s profile, the largest allocation to ERC (56.6%) relates to credit risk on portfolios originated in the Bank’s branch network from its own customer base. There was an increase of 5.8% from 31-Mar-2012, focused on this occasion in the non-euro areas.

Equity risk, which refers basically to the portfolio of holdings in industrial and financial companies and the stake in CNCB, increased its relative weight to 20.2%. This is due to the incorporation over the quarter of economic capital consumption from goodwill generated by stakes in the credit institutions making up the Group, which have been included in the ERC calculation.

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 7.2% of ERC, and was up 19.3% on the figure as of 31-Mar-2012.

Operational risk has once more been stable over the quarter in absolute terms, although it reduced its relative weight to 5.8% of total ERC, while fixed-asset risk fell back by 4.6% over the quarter to 6.4%.

Finally, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, increased its relative weight slightly over the quarter to 2.6%.

Risk management	21

The BBVA share

In the second quarter of 2012, events in Europe and the difficult economic situation of some countries in the euro zone continued to weigh on stock markets in general and the banking sector indices in particular. Moreover, market stabilization is being held back by the uncertainty surrounding how EU aid to the Spanish financial system will materialize, the decisions taken by some rating agencies and the stance of the European Central Bank (ECB), which is still reluctant to purchase sovereign bonds. Against this background, the risk premium for the 10-year Spanish sovereign bond reached all-time highs in the quarter and shares in the European banking sector continued to hit record price lows (Stoxx Banks down 11.1% in the quarter, compared with a fall of 3.2% for Stoxx 50), while the Spanish benchmark index was also negatively affected by its link to the Spanish sovereign bond (down 11.3% over the same period).

BBVA’s results for the first quarter of 2012 once again demonstrated its sound position and recurring revenues and were received very positively by most analysts. Better than expected revenue growth was highly valued, as was organic capital generation, confirmation of the dividend payment and the Group’s early compliance with the EBA recommendations.

By business areas, in Spain the resilient credit quality, and therefore stability of the NPA ratio, continued to be positively valued, despite the country’s macroeconomic difficulties. Analysts also believe that the difficulties of this challenging environment and their impact on the development of business in Spain will be offset by revenue from other geographical areas. South America is demonstrating a higher than expected capacity to generate revenues. Mexico continues to post good

The BBVA share and share performance ratios

	30-06-12	31-03-12
Number of shareholders	1,044,129	976,922
Number of shares issued	5,382,108,140	4,903,207,003
Daily average number of shares traded	71,780,925	60,201,995
Daily average trading (million euros)	371	396
Maximum price (euros)	5.89	7.35
Minimum price (euros)	4.52	5.83
Closing price (euros)	5.63	5.97
Book value per share (euros)	8.00	8.44
Market capitalization (million euros)	30,296	29,257
Price/Book value (times)	0.7	0.7
PER (Price/Earnings; times)	8.9	7.1
Yield (Dividend/Price; %)	7.5	7.0

results. In the United States, the improvement of its asset quality has been the best valued element in the quarter. Finally, Turkey and Asia have once again obtained better than expected results.

In this situation, it seems that the market is now beginning to differentiate between banking institutions. In fact, although the BBVA Group was punished severely by the markets due to the sovereign risk situation in 2011 and the first quarter of 2012, it outperformed the sector in the second quarter. The market has recognized its superior strength, and the BBVA share only lost 3.7% between April and June, outperforming the European banking industry indices (Stoxx Banks down 11.1% and Euro Stoxx Banks down 16.6%) and the Ibex 35 (down 11.3%). The share’s closing price as of June 29, 2012 was €5.63, equivalent to a market capitalization of €30,296m. This represents a price/ book value of 0.7, a P/E of 8.9 (calculated on the average profit for 2012 estimated by the consensus of Bloomberg analysts) and a dividend yield of 7.5% (also calculated according to the average dividend per share estimated by analysts for 2012 compared with the share price as of June 29, 2012).

With respect to shareholder remuneration, payment of an interim dividend of €0.10 per share against 2012 results was announced on June 27, and paid out July 10. The fact that the dividend amount is the same as that of the previous year has sent a clear message of confidence from the Bank’s management team, despite the difficult environment.

Finally, partial mandatory conversion of outstanding mandatory subordinated convertible bonds took place on June 30, 2012 with a 50% reduction in their nominal value (from 100 to 50 euros). The conversion was made at a price of €5.18 per share, calculated as the arithmetic mean of the closing prices of BBVA share over the five trading days prior to the conversion.

22	Group information

Corporate responsibility

BBVA has participated in the United Nations Conference on Sustainable Development held in Brazil in June, known as “Rio+20”. This summit, which took place 20 years after the first one held in Rio de Janeiro in 1992, has offered a new opportunity to reassert global political commitment to sustainability, the eradication of poverty and environmental protection. Other milestones during the quarter are summarized below:

Financial Literacy

For the first time in Spain, BBVA has hosted two OECD (Organization for Economic Co-operation and Development) seminars intended to bring financial literacy to young people and schools. The initiative has been the prelude to the Conference on Financial Literacy that took place in Madrid in May, organized by the OECD and the Ministry of Economy, in which BBVA also participated. Additionally, Bancomer has signed a partnership agreement with the Monterrey Institute of Technology and Higher Education (ITESM) to promote entrepreneurship and financial literacy among university students at Tecnológico de Monterrey. As part of this initiative the “BBVA Bancomer Chair” has been set up to enable leading entrepreneurs to share their experiences with the students.

Responsible Banking

Customer-Centric Approach. BBVA has signed a financial partnership agreement with the City Council of Ávila under which it provides lines of financing to businesses in the city amounting to 10 million euros. The aim is to promote and improve physical accessibility for disabled people. The establishments will be refurbished to make them accessible and enable them to obtain the International Symbol of Access (ISA). As part of the drive for transparency, clarity and responsible communication, commercial contracts at BBVA Continental will be made easier to read and more understandable by eliminating small print.

Human Resources. Once more, BBVA Bancomer has received the “Socially Responsible Company” (ESR) award from the Centro Mexicano para la Filantropfía (Cemefi) in recognition of its social work as good corporate citizen, particularly the implementation of a number of actions in the field of banking penetration and the creation of a low-cost banking service within a framework of permanent innovation. In Spain, members of the BBVA Volunteer Office, together with six inmates from the Alcalá-Meco penitentiary, have walked the Way of St. James in the fourth year of the Caminos de Libertad (Paths to Freedom). This initiative is part of the Naturaleza y Solidaridad (Nature and Solidarity) project, which is intended to get inmates from penitentiaries involved in an active learning process, through solidarity with people in need and actions to protect the environment.

Environment. BBVA has reinforced its leadership in the funding of renewable energy projects and confirmed a deal to finance the construction of a 20 MW biomass plant in Mérida, which is expected to generate electricity for over 45,000 homes.

Community Involvement.

The scientific committee of the “Momentum Project” has chosen the ten participants for its second year. The selected projects belong to various sectors such as food, energy and the environment, health and culture, but primarily those related to finding jobs for disadvantaged groups. This initiative, created by BBVA and the ESADE business school, has been included among “The 100 best ideas of the year,” an award granted by Actualidad Económica magazine. BBVA has also supported the Luces para aprender (Lights for Learning) initiative set up by the Organization of Ibero-American States (OEI). This education project for Latin America will provide electricity and Internet connection to over 60,000 schools in the region.

BBVA in the Sustainability Indices

BBVA has a prominent position in the main international sustainability indices and has improved in general terms its weighting compared to the previous quarter:

Main sustainability indices in which BBVA participates

Weighting (%)
DJSI World	0.44
DJSI Europe	1.03
DJSI Eurozone	2.27
ASPI Eurozone Index	1.93
Ethibel Sustainability Index Excellence Europe	1.26
Ethibel Sustainability Index Excellence Global	0.78
MSCI World ESG Index	0.31
MSCI World ex USA ESG Index	0.63
MSCI Europe ESG Index	1.12
MSCI EAFE ESG Index	0.71
FTSE4Good Global	0.30
FTSE4Good Global 100	0.30
FTSE4Good Europe	0.73
FTSE4Good Europe 50	1.19

For more information and contact details, please visit www.bancaparatodos.com

Corporate responsibility	23

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and risk premium.

In 2012 the main change in the reporting structure of the business areas of the BBVA Group has been the transfer to the United States of the assets and liabilities of a branch in Houston, which previously belonged to Mexico (BBVA Bancomer). This has been done taking into account the geographical nature of the Group’s reporting structure. In addition, other changes have been made that affect other areas and which owing to their irrelevant nature need no comment.

Thus, the composition of the business areas in 2012 is very similar to that existing in the previous year:

•

Spain, which includes: The retail network, with the segments of individual customers, private banking, and small businesses in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate & Investment Banking (CIB), which includes activity with large corporations and multinational groups and the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

•

Eurasia, which includes business in the rest of Europe and Asia. Europe includes BBVA Portugal, Consumer Finance Italia and Portugal, the retail business of the branches in Paris, London and Brussels, the wholesale activity carried out in the region (excluding Spain) and Turkey (including the stake in Garanti). Asia includes all the retail and wholesale business in that continent and the stake in CNCB and CIFH.

•	Mexico: includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States.

•	South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that also include eliminations and other items not assigned to the units.

Finally, the Corporate Activities area includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of headquarters with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. Lastly, it includes certain portfolios and assets not linked to customers, with its corresponding revenues and costs, such as the industrial and financial holdings and the Group’s real estate assets in Spain assigned to headquarter services and foreclosed or purchased assets.

In addition, supplementary information is provided of the global business (formerly called Wholesale Banking & Asset Management -WB&AM- and now Corporate & Investment Banking) carried out by the BBVA Group. This aggregate does not include the asset management business. This aggregate of businesses is considered relevant to better understand the BBVA Group because of the customers served, the type of products offered and the risks undertaken.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information by areas on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•

Capital: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

24	Business areas

The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

•

Internal transfer prices: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that reflects the conditions and prospects of the financial markets in this area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

Recurrent economic profit by business area

(January-March 2012. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	943	357
Eurasia	553	262
Mexico	862	568
South America	562	374
The United States	151	(8)
Corporate Activities	(474)	(482)
BBVA Group	2,597	1,071

•

Assignment of operating expenses: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross selling: in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group	Spain	Eurasia	Mexico	South America	The United States	Corporate Activities
1H12
Net interest income	7,340	2,300	382	2,016	1,977	849	(185)
Gross income	11,407	3,316	1,096	2,877	2,779	1,226	111
Operating income	6,134	1,964	727	1,786	1,622	443	(408)
Income before tax	2,104	(317)	630	1,144	1,312	358	(1,024)
Net attributable profit	1,510	(221)	576	865	703	245	(658)
Net attributable profit (adjusted) (1)	2,374	567	576	865	703	245	(582)
2H11
Net interest income	6,771	2,180	497	1,871	1,729	825	(332)
Gross income	10,141	2,893	1,135	2,664	2,328	1,137	(15)
Operating income	5,028	1,498	750	1,684	1,236	378	(518)
Income before tax	627	626	662	1,085	929	(1,269)	(1,407)
Net attributable profit	665	456	585	841	480	(871)	(826)
Net attributable profit (adjusted) (1)	2,004	531	585	841	480	140	(572)
1H11
Net interest income	6,389	2,211	305	1,910	1,435	810	(281)
Gross income	10,425	3,435	826	2,840	2,130	1,186	8
Operating income	5,587	2,043	563	1,814	1,179	449	(460)
Income before tax	3,143	1,272	514	1,173	948	249	(1,012)
Net attributable profit	2,339	896	447	870	526	180	(579)
Net attributable profit (adjusted) (1)	2,501	949	447	870	526	180	(471)

(1)	In 2011, during the fourth quarter, US goodwill imparment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.

Business areas	25

Spain

Income statement

(Million euros)

	Spain
	1H2	Δ%	1H11
Net interest income	2,300	4.0	2,211
Net fees and commissions	797	0.1	796
Net trading income	8	(96.0)	192
Other income/expenses	212	(9.8)	235
Gross income	3,316	(3.4)	3,435
Operating costs	(1,353)	(2.8)	(1,391)
Personnel expenses	(812)	(4.3)	(849)
General and administrative expenses	(493)	(0.1)	(493)
Depreciation and amortization	(48)	(2.8)	(49)
Operating income	1,964	(3.9)	2,043
Impairment on financial assets (net)	(2,249)	165.9	(846)
Provisions (net) and other gains (losses)	(32)	n.m.	74
Income before tax	(317)	n.m.	1,272
Income tax	97	n.m.	(376)
Net income	(220)	n.m.	895
Non-controlling interests	(0)	n.m.	0
Net attributable profit	(221)	n.m.	896
Adjusted (1)	(788)	-	(54)
Net attributable profit (adjusted) (1)	567	(40.2)	949
(1) In 2011 and 2012, impairment charge related to the deterioration of the real estate sector.
Balance sheet (Million euros)
	Spain
	30-06-12	Δ%	30-06-11
Cash and balances with central banks	6,293	254.4	1,776
Financial assets	72,578	16.1	62,490
Loans and receivables	224,570	(3.7)	233,095
Loans and advances to customers	205,522	(5.2)	216,683
Loans and advances to credit institutions and other	19,047	16.1	16,412
Inter-area positions	-	-	-
Tangible assets	867	(6.6)	928
Other assets	3,603	8.3	3,326
Total assets/Liabilities and equity	307,910	2.1	301,615
Deposits from central banks and credit institutions	52,493	11.1	47,232
Deposits from customers	109,937	(8.4)	120,072
Debt certificates	5,191	n.m.	(355)
Subordinated liabilities	2,574	(51.8)	5,343
Inter-area positions	57,383	(16.7)	68,913
Financial liabilities held for trading	52,353	60.3	32,668
Other liabilities	17,697	(1.7)	18,000
Economic capital allocated	10,283	5.6	9,741

26	Business areas

Spain highlights in the second quarter		Significant ratios (Percentage)
•	Deposits in the retail segment perform well.		Spain
			30-06-12	31-03-12	30-06-11
•	Strong operating income.	Efficiency ratio	40.8	42.1	40.5
•	Increased impairment of assets related to real-estate.	NPA ratio	5.1	4.9	4.7
		NPA coverage ratio	50	43	43
		Risk premium	2.14	1.16	0.78

Industry Trends

In the second quarter of 2012, financial institutions continued to operate in a difficult environment influenced basically by three external factors:

•	Stagnation in the Spanish economy, which continues to limit the business volume of financial institutions. In particular, the necessary deleveraging process in the private sector continues.

•	Ongoing uncertainty in Europe. The markets are waiting for a much more ambitious roadmap for a common European project.

•	Major reforms in the Spanish financial sector, including:

-	Following the first Royal Decree-Law 2/2012 of February, a second Royal Decree-Law 18/2012 came into force in May, designed to provision for “non-problematic” real estate assets on the balance sheets of financial institutions. This involves setting aside greater provisions to increase the coverage of real estate risk.

-	In early June, the Eurogroup approved a loan of up to €100bn to restructure the Spanish financial system.

-	Finally, also in June, the results of the stress tests carried out on the Spanish financial system as a whole were made public. Two independent international consultants have identified the system’s capital deficit under a very adverse scenario. The estimate of the additional capital requirements for the country’s financial industry in this scenario is under €100bn (between €51bn and €62bn). The results of the exercise make clear that BBVA is one of the few Spanish banks that does not need additional capital under any stress scenario.

These new demands and exercises in transparency are highlighting the difference between banks. Overall, the Spanish financial industry is taking firm steps on the path toward its necessary restructuring, adjustment and consolidation. The following operations are of particular note in this respect in the second quarter of 2012: the intervention of Bankia; the completion of the acquisition of Banca Civica by CaixaBank and the announced merger of Ibercaja, Caja3 and Liberbank. The auctions of CatalunyaCaixa and Banco de Valencia have been postponed awaiting the results of the assessment of their capital deficits, which will probably be announced after the summer.

In the first half of 2012 a supplier payment mechanism has also been implemented. This plan will mean a liquidity injection into the Spanish productive system of between an estimated 0.4 and 1 percentage point of GDP. It will therefore have an impact on the industry as a whole and on the employment of SMEs and the self-employed.

Finally, with respect to asset quality, NPA in the sector increased by more than 1 percentage point since the close of 2011, and now stands at over 8.9% (using May data, the latest available information). This increase is due not only to the worsening quality of loan portfolios, but also to the aforementioned deleveraging process in the economy, which affects the denominator part of the NPA ratio.

Activity

In this difficult environment, BBVA continues to stand out from its peers, and is also demonstrating a great capacity to meet solvent demand for credit and continue its commitment to customers.

Spain	27

Gross lending to customers closed June at €211,264m, 1.4% down on the figure at the close of December 2011 and 4.5% down on the figure for 30-Jun-2011, reflecting the deleveraging process underway in the Spanish economy. In an environment of limited new production, it is worth noting that the Bank is maintaining its market share of lending stable so far this year.

Lending has risen by 1.1% on the first quarter of 2012, basically due to two factors:

•

Execution of the fund to finance payments to suppliers, in which the BBVA Group is an active participant with a 10.2% share of the whole operation. This has resulted in around €2,700m of new lending in the second quarter.

•

A temporary increase in the balances closely related to market transactions, such as repos and guarantees. As of 30-Jun-2012 these balances increased by 48.0% on the figure for the close of 31-Mar-2012.

With respect to the asset quality of BBVA’s portfolio in Spain, the NPA ratio ended 30-Jun-2012 at 5.1%, an increase of 21 basis points on the close of March 2012, closely reflecting the difficult economic situation of the country and the debt deleveraging process. Nevertheless, this ratio is lower than that in the sector as a whole. The coverage ratio as of 30-Jun-2012 was 50% (43% as of 31-Mar-2012), due to the increase in provisions on previous quarters to cover the greater impairment associated with real estate development. Additional funds have been set aside for this purpose, and as a result the Group’s coverage ratio in the area has improved.

Spain managed a total €149,660m of customer funds as of 30-Jun-2012, of which €108,914m were customer deposits and promissory notes, and €40,746 were off-balance-sheet funds.

On-balance-sheet customer funds were outstandingly stable over the quarter, despite the reduction in some types of funds from the wholesale business that are strongly linked to credit ratings. This stability is due to the positive performance of deposits in the Retail and Commercial Banking unit, whose balance as of 30-Jun-2012 went up by 3.8% quarter-on-quarter (up 2.8% year-on-year), and specifically the retail segment, where they increased 4.7% over the quarter and 6.6% over the last 12 months.

Off-balance-sheet funds managed by the area amounted to €40,746m, down 6.8% on the quarter (down 13.7% year-on-year). The fall is due to a reduction in assets under management as a result of the market turmoil, above all in 2012. Of this amount, €19,656m belong to mutual funds, with a 16.8% market share (data to May), and €17,181m to pension funds. Pension funds maintained their level of March 2012, and rose 1.2% year-on-year. As a result, BBVA retains its leading position, with a joint market share of individual and corporate pension funds in Spain of 17.0% (as of March, the latest available data).

Earnings

In the first six months of the year, BBVA Spain managed to maintain the level of its recurring revenue. This is particularly significant taking into account the difficult economic situation in the country.

•	Cumulative net interest income amounted to €2,300m, up 4.0% year-on-year thanks to the excellent defense of spreads against the backdrop of falling activity and lower interest rates.

•

Income from fees and commissions remains practically the same as in the first half of 2011, at €797m, despite the reduced activity and the Bank’s strategy of attracting new customers and increasing the loyalty of existing ones by offering some of the most competitive transactional conditions in the sector.

•

Highlights in other revenue included a notable fall in NTI, which was badly impacted by the negative performance of the financial markets; the good performance of the insurance business; and the increased contribution to the Deposit Guarantee Fund.

•

As a result, gross income stood at €3,316m, 3.4% below the figure for the same period last year. However, excluding the more volatile items such as NTI and dividends, operating income totaled €3,216m, 1.4% up on the same period last year.

28	Business areas

•

This performance, combined with containment of costs, which were down 2.8% year-on-year, explain the fact that the efficiency ratio continues at levels that are very similar to a year ago, at 40.8% as of 30-Jun-2012. This maintains the clear competitive advantage of BBVA’s business model.

•

Overall, cumulative operating income through June amounted to €1,964m, a fall of 3.9% on the figure for the same period last year. Over the quarter, operating income was 7.6% up on the figure for the first quarter of 2012.

•

Also of note is the significant increase in loan-loss provisions in response to the impairment of assets related to the Spanish real estate sector. This impairment has been higher than in previous quarters. In all, a total of €1,434m have been set aside within the scope of Royal Decree Laws 02/2012 and 18/2012, i.e. around a third of the requirements determined by them.

•

To sum up, Spain generated an attributable result of -€221m over the six months ended June 30, 2012. Excluding the €788m additional charge in the first half of 2012 mentioned in the above paragraph, the area contributed an adjusted net attributable profit of €567m.

Highlights

In the second quarter of 2012, BBVA made significant progress in developing a multi-channel model designed to be a pioneer in the industry. Among the most outstanding points are:

•

Transformation of the physical distribution model, giving rise to the opening of the “flagship” branch. This is a new concept that consists of large branches with specialized sales forces that are able to provide personalized advice. It will also have a marketing area to increase loyalty and attract new customers. The space aims to be a center for experiences that will include exhibitions, talks and other possible activities.

The new model of physical distribution is complemented with a smaller and simpler “EasyBank” branch, designed to meet the most basic financial requirements. The model of customer relations in this branch is leveraged on self-service, but without losing the feeling of approachability and convenience.

•

Development of the remote customer relations model, specifically with the BBVA Contigo initiative launched last year and based on a remote relationship with customers who require personalized advice as a complement to the use of non-personal channels. As of today, the project has some 300 specialized advisors who provide service to 250,000 customers.

•	Progress on the “internetization” of the customer relations model with the implementation of a number of initiatives, including the following:
-	Launch of “BBVA Game.” This is a game for “BBVA Net” users that aims to promote the use of on-line banking. It allows customers to win points they can exchange for gifts and entries to prize draws.

-	Creation of a SICAV module on the customer website, which allows shareholders to monitor their investments in real time.

-	Significant increase in the number of users of native applications for smartphones and tablets. In the first half of 2012 the number of users grew by 86.9% and the number of transactions by 67.3%.

BBVA also maintains its commitment to the communities where it operates. One example is the launch of the 3rd Valores de futuro (Future values) educational program, which aims to promote financial literacy in Spanish schools and instill values such as prudence, responsibility and solidarity.

Retail and Commercial Banking

Within this unit, Retail Banking manages a loan-book of €94,665m, a fall over the quarter of 1.3% (down 4.6% year-on-year), and on-balance-sheet customer deposits of €79,092m, up 4.7% over the quarter and 6.6% year-on-year, mainly supported on current and savings accounts.

In the difficult economic situation of sluggish growth and deleveraging in the system, BBVA continues to support its customers by maintaining the supply of credit without easing its high standards and quality. The following are worth noting in this respect in the second quarter of 2012:

•	New production of mortgages amounting to €600m, up 5.0% on the figure for the first quarter of 2012.

•

New production of consumer finance in the same period amounting to €301m, a rise of 11.5% on the first quarter. This positive performance in a market with clear signs of weakness has been supported by the new pre-approved loan campaigns.

•	BBVA continues to support SMEs through the ICO credit facilities. The “13th two-week period” closed the quarter with 11,173 transactions for a total of €347m, 3.0% up on the same period last year.

With respect to liabilities, the second quarter of 2012 was also very good in terms of gathering stable funds (time deposits plus promissory notes). New production from April to June grew by 189%, with the balance up €418m as of 30-Jun-2012.

•	Specifically, management of redemptions in time deposits was particularly successful, with retention rates of over 80%.

•

This quarter has seen the promotion of the “BBVA Uno Triple” deposit, which rewards customers for increased use of their account and for holding insurance policies, as well as the “BBVA 11” deposit, which allows interest payments to be received on a regular basis.

Spain	29

•	In the SME segment, the campaign to attract direct deposits of PAC 2012 aid closed on April 30 with a total of €245m of deposits.

BBVA has launched the Customer Strategy 2012 Plan. This plan has a twofold objective: 1) to attract new customers and 2) to increase the loyalty of existing customers. Among the actions undertaken to achieve these objectives are the following:

•	The launch of the Plan Sinergias to attract new customers. The aim of this plan is to attract individual customers from among the employees of institutional and corporate clients.

•

To encourage loyalty, priority will be given to attracting direct deposits of payrolls, insurance and pensions. The new Quincena de Cuentas Abiertas campaign was particularly successful. It has added 14,910 new payrolls of pension deposits, nearly 3,000 new insurance deposits and more than 3,800 one-off contributions to pension plans. In the quarter overall, the bank attracted direct deposits of nearly 72,000 new payrolls and over 30,000 pension payments.

With the aim of improving the quality of customer service in the premium segment, a process of reclassifying customers in the “value” segment (over €60,000 in funds, or monthly net salaries of over €3,000) and “high value” segment (over €300,000 in funds or monthly net salaries of over €6,000) was undertaken this quarter. The aim of the process was to adapt the quality of service and value offer to the specific needs of each person and each situation.

As of 30-Jun-2012, CBB managed lending of €89,252m and customer deposits totaling €20,220m. Of particular note is the following:

•

Support for economic recovery and maintenance of services to Spanish companies remains a priority for BBVA. In the second quarter of the year, a total of 15,404 operations have been concluded for €1,607m in ICO credit lines. This has been compatible with higher financing margins, increased profitability per customer and thus an improvement in the operating income by 4.8% on the same period last year. BBVA’s support for Spanish companies was also made clear during the Corporate Banking seminar held in Bayonne in June. The seminar discussed possible ways of channeling the recovery and made clear the great competitiveness and capacity for generating value of the big Spanish companies.

•

For the medium term, the Strategic Plan 2012-2015 has been defined to strengthen BBVA’s leading position in the commercial segment and take advantage of the Group’s relative strength in this area. This plan is based on improved service, and in particular the development of new tools that offer greater speed and flexibility. A total of 3,200 new accounts have been opened in this segment this year through June, a very notable achievement in the current economic context.

•

There is also a firm commitment to accompanying customers in their international expansion. Under the slogan “Growing abroad”, events are being organized throughout Spain to put businesses in contact with front-rank specialists and economic agents to promote exports and international growth.

Corporate & Investment Banking

CIB closed 30-Jun-2012 in Spain with gross customer lending of €26,624m. The quarterly rise of 18.6% is due to a temporary increase in the most volatile balances from repos and guarantees related to market transactions. The Banking and Corporate Finance unit, not including Global Markets, managed a balance in Spain of €12,625m as of 30-Jun-2012, €158m down on the close of March 2012. This unit continues to be highly focused on customers with the greatest loyalty, profitability and credit quality.

CIB’s on-balance-sheet customer funds totaled €6,714m as of 30-Jun-2012, a fall over the quarter of 39.9%. This drop is closely linked to BBVA’s credit rating downgrades, as explained in the previous sections.

The following are worth highlighting in earnings:

•

Positive performance of revenue from clients. Gross income to June 2012 for the Banking and Corporate Finance unit grew by 4.4% year-on-year. Revenue from clients in Global Markets also remained stable in the same period, despite the complex economic and financial situation. Including both franchise and leverage revenue, gross income for CIB in Spain as a whole amounted to €497m in the first half of 2012, down 15.9% on the figure for the same period last year.

•	Containment of operating expenses at €165m, which were 4.0% below the figure for the first half of 2011.

•	As a result, operating income fell 20.8% on the figure for the same period last year to €332m.

•

The cumulative net attributable profit for the first six months of 2012 was €176m, a fall of 39.1%, mainly due to the poor performance of the financial markets in 2012. It is also important to note that this figure compares with an exceptionally high first half of 2011.

The most significant transactions and highlights for the period are detailed in the CIB section at the end of this report.

30	Business areas

Eurasia

Income statement

(Million euros)

	Eurasia
	1H12	Δ%	1H11
Net interest income	382	25.3	305
Net fees and commissions	235	38.0	170
Net trading income	83	14.1	72
Other income/expenses	397	42.3	279
Gross income	1,096	32.7	826
Operating costs	(369)	40.0	(263)
Personnel expenses	(193)	31.0	(147)
General and administrative expenses	(146)	50.4	(97)
Depreciation and amortization	(30)	57.1	(19)
Operating income	727	29.2	563
Impairment on financial assets (net)	(77)	48.9	(52)
Provisions (net) and other gains (losses)	(20)	n.m.	3
Income before tax	630	22.6	514
Income tax	(54)	(19.4)	(67)
Net income	576	28.9	447
Non-controlling interests	-	-	-
Net attributable profit	576	28.9	447

Balance sheet (Million euros)
	Eurasia
	30-06-12	Δ%	30-06-11
Cash and balances with central banks	1,746	(7.8)	1,893
Financial assets	12,492	17.0	10,679
Loans and receivables	36,930	2.5	36,020
Loans and advances to customers	33,056	2.3	32,318
Loans and advances to credit institutions and other	3,874	4.7	3,702
Inter-area positions	-	-	4,872
Tangible assets	604	2.5	589
Other assets	1,099	(10.0)	1,221
Total assets/Liabilities and equity	52,872	(4.3)	55,275
Deposits from central banks and credit institutions	15,563	(16.4)	18,618
Deposits from customers	20,813	(23.0)	27,035
Debt certificates	821	(0.6)	826
Subordinated liabilities	931	(46.6)	1,743
Inter-area positions	5,607	n.m.	-
Financial liabilities held for trading	461	81.4	254
Other liabilities	4,107	64.7	2,493
Economic capital allocated	4,569	6.1	4,306

Eurasia	31

Significant ratios (Percentage)

Eurasia highlights in the second quarter

•    Year-on-year comparison affected by the incorporation of Garanti in March 2011.

•    Growing and balanced revenue.

•    Superior performance of Garanti both in terms of capital strength and asset quality

	Eurasia
	30-06-12	31-03-12	30-06-11
Efficiency ratio	33.7	32.3	31.9
NPA ratio	1.4	1.6	1.3
NPA coverage ratio	119	114	144
Risk premium	0.45	0.29	0.34

Industry Trends

Europe experienced a very complicated situation in the second quarter of 2012 which again affected the banking system in the euro zone. This situation has meant that wholesale funding markets were affected by the high volatility of peripheral country’s risk premiums and successive sovereign rating actions which, in turn, were reflected in those of their financial institutions.

The problem, however, is not limited to the European periphery and has also started to be felt in the so-called “core” countries. Global and coordinated decision-making has therefore become essential. Thus, for example, the IMF stated in its newsletter on June 21, 2012 that in order to achieve a Europe-wide banking union, a common framework for the supervision and implementation of macro-prudential policies is required, as well as a Europe-wide deposit guarantee system and a banking resolution authority.

In Turkey, the banking sector continued to see sustained business growth albeit with lower year-on-year growth rates due to regulatory changes introduced recently by the country’s Central Bank aimed at cooling the economy down. Asset quality continues to show positive performance. Lastly, with the coming into force of Basel II, the system’s capital ratios will be affected. In this regard, the various institutions in the sector have taken steps to align their capital ratios with the requirements of the new regulations.

Activity

Gross customer lending maintains the same trend seen in the first quarter of the year. As of 30-Jun-2012, it totaled €33,834m, growing 2.2% year-on-year and 1.7% over the quarter, thanks to good lending performance at Garanti. Excluding Turkey, loans practically remained at the same levels recorded at the end of March 2012. BBVA continues to prioritize profitability over volume and, therefore, is focusing on high added-value customers and credit quality.

In this regard, the stability of the main risk indicators was especially noteworthy, ending the 6-month period at levels similar to those recorded on 31-March-2012. At 1.4%, the NPA ratio is at historically low levels, and the accumulated risk premium closed at 0.45%.

32	Business areas

The coverage ratio stood at 119% (114% as of 31-March-2012).

Customer funds totaled €19,981m, a decline of 7.2% over the quarter, due to the drop in wholesale deposits in Europe. Turkey and the retail businesses in the area remain on the positive trend seen in previous quarters.

Earnings

Accumulated net attributable profit in the first quarter of 2012 totaled €576m, a 28.9% increase compared to the profit recorded in the same period last year. This was due to the positive contribution from Garanti and CNCB.

By business units, Europe represented 47% of the profits for the area in the 6-month period and showed an uneven performance. On the one hand, Turkey was up 127.4% in the last year thanks to the positive performance of Garanti which, in addition, contributed throughout the 6-month period in 2012 (it was incorporated in BBVA at the end of March 2011). On the other hand, the rest of Europe, where the main contribution comes from the wholesale business, saw lower performance due to lower activity and increased turmoil in the financial markets. In short, Europe generated an accumulated net attributable profit of €270m, 33.3% more than twelve months ago. Garanti contributed €176m and €93m came from the rest of Europe.

The most notable aspects regarding Garanti Bank in the six-month period are summarized below:

•	With respect to the loan book, one noteworthy aspect was the bank’s superior growth over the six months in mortgages (+5.8% compared to +4.6% for the sector), car finance (+6.2% at Garanti and +4% in the sector), and in so-called “general purpose loans” (personal loans, which increased 9.9% at Garanti and 9.2% in the sector). In short, gross customer lending increased 4.3% since the end of December 2011. The bank continues to prioritize growth in high-yield products, emphasizing profitability over volume.

•

On the liabilities side, focus continued set on more stable and lower-cost sources of finance. In this regard, a new increase in lira deposits (+5% for the six months) compared to a 2.5% rise in the rest of the sector is worth mentioning.

•	Garanti has superior asset quality with a highly stable NPA ratio over the quarter

Garanti. Significant data (30-06-12) (1)

30-06-12
Financial statements (million euros)
Attributable profit	676
Total assets	66,743
Loans to customers	38,295
Deposits from customers	36,483
Relevant ratios (%)
Efficiency ratio	45.4
NPA ratio	1.8
Other information
Number of employees	17,256
Number of branches	926
Number of ATMs	3,388
(1) BRSA data for the Garanti Bank.

Eurasia	33

(1.8% as of 30-Jun-2012). This ratio remained at 2.7% for the sector.

•	In terms of solvency, the bank is one of the soundest in the country, with a capital ratio of 15.3% according to Basel II criteria.

•	In terms of productivity per employee and branch, Garanti comes in top for the sector in Turkey.

•

All the above has allowed for high earnings, with Garanti remaining the top bank in terms of profits. Regarding revenue, gross income increased at an average annual rate of 6% thanks to excellent price management, the positive performance in activity and good performance in income from fees and commissions (despite the coming into effect of new regulations establishing their accrual). This, combined with tight cost control (with a single-digit percentage rise), excellent asset quality and the non-existence of one-offs, explains the 7.6% drop in Garanti Group profits compared to 2011, totaling €763m in the first six months of 2012.

Lastly, Asia generated cumulative earnings of €306m and increased its weight to 53% of the profits reported by the area. Once again, the good performance of CNCB should be highlighted, which represents the largest part of the earnings posted by this unit. At the end of the first quarter of the year, the Chinese bank’s net attributable profit increased 32% year-on-year, with the loan book increasing 14% and customer deposits rising 13%.

Highlights

•

BBVA attained authorization from the United Arab Emirates Central Bank to open a representative office in Abu Dhabi where it will serve large corporate and institutional clients. This office is BBVA’s entry into the Middle East and will provide support mainly to global businesses.

•

The Group transformed the representative office it has had in Taiwan since 2006 into a commercial branch. This country is considered as one of the most important markets and a key springboard for BBVA’s expansion plans in Asia.

34	Business areas

Mexico

Income statement

(Million euros)

					Units:
	Mexico				Banking Business				Pensions and Insurance
	1H12	Δ%	Δ%(1)	1H11	1H12	Δ%	Δ%(1)	1H11	1H12	Δ%	Δ%(1)	1H11
Net interest income	2,016	5.6	8.7	1,910	1,977	5.7	8.8	1,871	37	3.5	6.6	35
Net fees and commissions	612	2.0	5.1	600	574	1.9	4.9	563	30	(7.3)	(4.5)	33
Net trading income	111	(52.2)	(50.8)	233	71	(60.5)	(59.3)	179	40	(25.7)	(23.5)	54
Other income/expenses	138	41.6	45.8	97	(58)	(11.5)	(8.9)	(65)	228	17.0	20.5	194
Gross income	2,877	1.3	4.3	2,840	2,563	0.6	3.6	2,548	334	5.7	8.9	316
Operating costs	(1,092)	6.4	9.6	(1,026)	(1,028)	6.6	9.8	(965)	(83)	1.3	4.3	(82)
Personnel expenses	(468)	3.9	7.0	(450)	(428)	3.4	6.5	(414)	(40)	9.0	12.3	(37)
General and administrative expenses	(561)	7.1	10.3	(524)	(539)	7.6	10.8	(501)	(42)	(3.9)	(1.0)	(43)
Depreciation and amortization	(62)	21.2	24.8	(51)	(62)	23.1	26.8	(50)	(1)	(43.6)	(41.9)	(1)
Operating income	1,786	(1.6)	1.4	1,814	1,535	(3.1)	(0.2)	1,583	251	7.3	10.5	234
Impairment on financial assets (net)	(616)	0.7	3.7	(612)	(616)	0.7	3.7	(612)	-	-	-	-
Provisions (net) and other gains (losses)	(25)	(10.9)	(8.2)	(28)	(24)	(10.3)	(7.6)	(27)	(1)	(20.8)	(18.4)	(2)
Income before tax	1,144	(2.5)	0.4	1,173	895	(5.3)	(2.4)	945	250	7.5	10.7	233
Income tax	(278)	(8.2)	(5.4)	(302)	(203)	(13.2)	(10.6)	(234)	(74)	7.7	10.9	(69)
Net income	866	(0.5)	2.4	871	692	(2.7)	0.2	711	176	7.4	10.6	164
Non-controlling interests	(1)	8.3	11.6	(1)	(0)	(2.3)	0.7	(0)	(1)	7.6	10.9	(1)
Net attributable profit	865	(0.5)	2.4	870	691	(2.7)	0.2	710	175	7.4	10.6	163
(1) At constant exchange rate.

Balance sheet (Million euros)
					Units:
	Mexico				Banking Business				Pensions and Insurance
	30-06-12	Δ%	Δ%(1)	30-06-11	30-06-12	Δ%	Δ%(1)	30-06-11	30-06-12	Δ%	Δ%(1)	30-06-11
Cash and balances with central banks	5,266	2.5	1.8	5,139	5,266	2.5	1.8	5,139	-	-	-	-
Financial assets	29,884	16.5	15.8	25,658	23,995	13.6	12.9	21,131	6,153	28.7	27.9	4,781
Loans and receivables	40,944	16.8	16.1	35,051	40,519	174	16.7	34,513	492	(16.9)	(174)	592
Loans and advances to customers	36,526	13.7	13.0	32,124	36,315	13.6	12.9	31,963	242	23.6	22.8	196
Loans and advances to credit institutions and other	4,418	50.9	50.0	2,927	4,205	64.9	63.9	2,550	250	(36.9)	(37.3)	396
Tangible assets	1,108	25.8	25.0	881	1,102	26.0	25.3	874	6	(10.5)	(11.0)	7
Other assets	2,475	27.9	27.1	1,935	2,906	6.2	5.5	2,737	154	574	56.4	98
Total assets/Liabilities and equity	79,677	16.0	15.3	68,665	73,788	14.6	13.9	64,394	6,806	24.2	23.5	5,478
Deposits from central banks and credit institutions	12,759	41.8	41.0	8,997	12,759	41.8	41.0	8,997	-	-	-	-
Deposits from customers	36,343	5.6	4.9	34,425	36,381	5.6	5.0	34,446	-	-	-	-
Debt certificates	4,219	7.9	7.2	3,911	4,219	7.9	7.2	3,911	-	-	-	-
Subordinated liabilities	2,623	12.4	11.8	2,333	3,189	(0.4)	(1.0)	3,202	-	-	-	-
Financial liabilities held for trading	6,787	54.9	54.0	4,381	6,787	54.9	54.0	4,381	-	-	-	-
Other liabilities	12,282	14.3	13.7	10,741	6,108	1.3	0.7	6,028	6,533	28.7	27.9	5,077
Economic capital allocated	4,663	20.3	19.5	3,878	4,345	26.7	25.9	3,429	272	(32.0)	(32.4)	401

 (1) At constant exchange rate.

Mexico	35

Significant ratios (Percentage)				Mexico highlights in the second quarter • Strong activity. • Improved spreads. • Launch of Efectivo móvil for withdrawing money and making payments without the need for a card.
	Mexico
	30-06-12	31-03-12	30-06-11
Efficiency ratio	37.9	38.1	36.1
NPA ratio	4.0	3.8	3.6
NPA coverage ratio	111	116	134
Risk premium	3.40	3.52	3.58

Industry Trends

The Mexican banking system continued to maintain high capitalization and liquidity levels in the second quarter of 2012. This enabled lending expansion and fund gathering activities. The three main categories in the lending portfolio (consumer finance, residential mortgages and SMEs) have continued to record high rates of year-on-year growth.

Fund gathering in demand and time deposits was up 9.3% in the same period, slightly down on the growth of the previous quarter. This is due to a slowdown in the growth of time deposits. In contrast, investment companies (SIDs) have increased their year-on-year growth rate. SIDs are non-banking savings instruments that compete with time deposits.

Regarding the regulatory environment it is worth noting the discussions to implement the Basel III capital rules in 2012 and to postpone the presentation of a future banking insolvency law until 2013.

The peso/euro exchange rate appreciated over the last quarter and the last 12 months.

Regarding the average exchange rate, it strengthened over the quarter but depreciated over the last 12 months. This has had a positive impact on the Group’s balance sheet and activity for the last 12 months and the quarter, and on the income statement for the quarter. However, the foreign-currency impact on the year-on-year earnings on the area is negative. Unless otherwise indicated, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in Mexico.

Activity

At the close of June 2012, the loan book in Mexico amounted to €38,252m, a year-on-year growth of 12.6%, and 3.3% over the quarter.

Retail lending was particularly strong and was the main driving force behind the overall rise in lending in Mexico. BBVA Bancomer ended June with a growth of 13.0% in retail lending to €19,968m. By type of loan, loans to small businesses maintained their positive performance and were up 27.4% year-on-year.

36	Business areas

Consumer lending (including credit cards) was also very favorable, with a rise of 20.1%, mainly boosted by the positive new production in credit cards. Residential mortgages were up 4.3% and in the first half of this year new production has increased by 12.0% over the first half of 2011. The above explains why BBVA Bancomer continues to grant one out of every three mortgages in the private market.

Within the wholesale banking segment, which amounted to €15,486m as of 30-Jun-2012, SME and public-sector loans performed particularly well, with a rise of 23.1% on the figure for the same date in 2011. Lending to corporates also improved its trend to a year-on-year growth of 13.3%. As a result, wholesale lending grew by 11.7% in the same period, and thus offset the drop in the construction real estate portfolio. BBVA Bancomer continues to support its global customers through the placement of bonds on the capital markets. In the second quarter of 2012, it placed a total of €1,377m, giving it the leading position with a market share of 25%, according to the latest data released in June by the Mexican Stock Exchange.

In short, BBVA Bancomer continues to gain weight in the most profitable asset products. Consumer finance and credit cards account for 26.0% of all the bank’s lending; business and the public sector, 48.7%; and residential mortgages, 25.3%.

Customer funds (on-balance sheet deposits, repos, mutual funds and investment companies) closed the half-year at €60,064m, 7.6% up on the figure for June 2011. As in previous quarters, deposit gathering continues to be strong, above all in demand deposits. More precisely, current and savings accounts amount to €24,282m, up 22.3% year to date. Thus the business mix continues to be profitable on the liabilities side as well, as low-cost funds account for 78% of customer deposits on the balance sheet, while time deposits account for the remaining 22%. Customer fund gathering has maintained its target of moving out of high-cost liabilities. This is the reason behind the year-on-year fall of 11.6% in time deposits, which was partly offset by the increase in mutual funds (savings instruments that are a partial substitute for time deposits), which were up by 10.3% in the same period.

Earnings

The most important feature of the earnings generated in Mexico is the achievement of high levels of recurring revenue. Net interest income to June 2012 amounted to €2,016m, a year-on-year rise of 8.7%. This is mainly due to higher revenue from the most profitable items in lending and a drop in high-cost liabilities. What is more, it has been achieved against the background of historically low interest rates. Income from fees and commissions rose more than in previous quarters, at 5.1% on the figure for the first half of 2011.

With respect to other income, the excellent performance of the insurance business is reflected in a year-on-year rise of 45.8% in other income/expenses. In contrast, NTI contributed less than in the same period last year, when there were extraordinary high brokerage revenues.

Operating expenses in the first half of 2012 totaled €1,092m, a year-on-year rise of 9.6%. This is in line with the average growth rate over the last few quarters, as a result of the expansion plans underway. These expenses continue to reflect investment in infrastructure, mainly on ATMs and POS (726 more ATMs and 14,312 more POS than at the end of June 2011) and on personnel, with an increase of over 3,100 in the number of employees since June 2011. Even so, BBVA Bancomer is still among the leading Mexican banks in terms of efficiency, with an accumulated cost/income ratio to June 2012 of 37.9%.

Thus, Mexico generated an operating income for the half-year of €1,786m, a year-on-year rise of 1.4%, or 9.1% excluding NTI.

Impairment losses on financial assets were up 3.7% over the previous 12 months to €616m, largely reflecting the strength of lending. However, the accumulated risk premium improved by 18 basis points on the figure for 30-Jun-2011 and by 13 basis points on the close of the first quarter of 2012 to 3.40% as of 30-Jun-2012. Finally, the NPA ratio stood at 4.0% and the coverage ratio at 111% as of 30-Jun-2012.

As a result of the above, Mexico generated a net attributable profit in the first half of 2012 of €865m, 2.4% up year-on-year.

Of this figure, the banking business contributed 80% and pensions and insurance the remaining 20%.

In the pension business, Afore Bancomer continues to perform well, sustained by a positive rate of growth in its activity. It closed the first half of 2012 with assets under management of €15,840m (up 21.9% year-on-year) and receipts

Mexico	37

up by 6.2%. As a result, there was a rise in fees of 7.9% on the same period in 2011. Combined with the positive result of financial transactions and cost control, the result was a net attributable profit of €44m, a rise of 27.9% on the figure for the first half of 2011.

Insurance activity posted a net attributable profit of €131m, 5.8% up year-on-year. This profit has been boosted by the very good earnings from the Creditón Nómina, VidaSegura, HogarSeguro and Transacción Segura products and a reduction of claims.

Highlights

•

One of the most important innovations in BBVA Bancomer over the quarter has been the Efectivo móvil product, which allows customers to withdraw money from ATMs and make payments without having to use a card. Cell phones are therefore the main channel for operating with this product, which works with any operator.

•

BBVA Bancomer Asset Management has signed a strategic alliance with BlackRock to launch the B+RVUSA fund, the first and only fund in its category in Mexico for which BlackRock acts as advisor. The fund extends the range of funds for private banking customers and it invests in equity instruments, mainly international equities.

•

The financial magazine World Finance has recognized BBVA Bancomer’s Asset Management unit as the Best Asset Management Institution in Mexico due to its positive earnings figures and effective management of mutual funds.

•

Finally, it is also worth noting the high level of activity in investment banking. BBVA Bancomer has participated in primary and follow-on placements of companies with infrastructure projects, as well as debt issues of major public and private institutions. As a result, in the second quarter of the year BBVA Bancomer has become leader in categories such as syndicated loans and project finance.

38	Business areas

South America

Income statement

(Million euros)

					Units:
	South America				Banking business				Pensions and Insurance
	1H12	Δ%	Δ%(1)	1H11	1H12	Δ%	Δ%(1)	1H11	1H12	Δ%	Δ%(1)	1H11
Net interest income	1,977	37.8	28.0	1,435	1,945	38.3	28.5	1,406	32	14.8	7.1	28
Net fees and commissions	636	24.2	16.2	513	455	24.0	16.5	367	185	21.7	13.0	152
Net trading income	241	(13.9)	(19.5)	280	216	(11.3)	(17.8)	243	25	(32.5)	(33.4)	37
Other income/expenses	(75)	(23.0)	(32.0)	(98)	(170)	(1.1)	(8.8)	(172)	99	23.9	20.9	80
Gross income	2,779	30.5	21.9	2,130	2,446	32.6	23.6	1,845	341	14.9	8.9	297
Operating costs	(1,158)	21.7	14.4	(951)	(1,027)	26.2	18.3	(814)	(117)	(6.0)	(11.0)	(124)
Personnel expenses	(592)	21.4	14.4	(488)	(521)	26.6	19.0	(411)	(58)	(8.4)	(13.3)	(63)
General and administrative expenses	(484)	23.2	15.7	(393)	(430)	27.8	19.7	(336)	(54)	(5.6)	(10.6)	(57)
Depreciation and amortization	(82)	15.9	7.5	(71)	(77)	15.2	6.8	(67)	(5)	27.7	20.1	(4)
Operating income	1,622	37.6	27.8	1,179	1,419	37.7	27.7	1,031	225	29.9	23.3	173
Impairment on financial assets (net)	(235)	12.5	3.5	(209)	(234)	12.4	3.4	(209)	-	-	-	-
Provisions (net) and other gains (losses)	(75)	236.3	204.8	(22)	(73)	239.6	205.2	(21)	(1)	n.m.	n.m.	3
Income before tax	1,312	38.5	29.0	948	1,112	38.9	29.2	800	223	27.3	20.8	175
Income tax	(288)	65.4	53.4	(174)	(247)	66.3	54.8	(148)	(48)	41.2	31.4	(34)
Net income	1,024	32.4	23.4	774	865	32.7	23.3	652	175	23.9	18.2	142
Non-controlling interests	(321)	29.9	20.5	(247)	(278)	29.8	19.9	(214)	(42)	26.2	20.2	(33)
Net attributable profit	703	33.6	24.8	526	587	34.0	25.0	438	133	23.2	17.6	108
(1) At constant exchange rates.

Balance sheet (Million euros)
					Units:
	South America				Banking business				Pensions and Insurance
	30-06-12	Δ%	Δ%(1)	30-06-11	30-06-12	Δ%	Δ%(1)	30-06-11	30-06-12	Δ%	Δ% (1)	30-06-11
Cash and balances with central banks	8,453	24.6	10.8	6,786	8,453	24.6	10.8	6,786	-	-	-	-
Financial assets	11,417	37.6	24.8	8,296	9,916	45.0	31.1	6,837	1,473	4.4	(4.3)	1,412
Loans and receivables	48,541	38.3	24.7	35,095	48,147	39.4	25.5	34,546	253	(17.9)	(23.7)	308
Loans and advances to customers	43,828	37.2	23.4	31,939	43,751	37.3	23.4	31,873	78	(1.8)	(8.1)	80
Loans and advances to credit institutions and other	4,713	49.4	37.7	3,156	47,162	37.2	23.5	34,375	251	(18.0)	(23.9)	306
Tangible assets	868	29.8	16.8	669	817	32.2	18.6	618	51	0.8	(6.3)	51
Other assets	2,489	18.1	9.6	2,108	1,845	9.7	0.2	1,682	136	(3.8)	(11.2)	142
Total assets/Liabilities and equity	71,768	35.5	22.2	52,954	69,177	37.1	23.3	50,469	1,914	0.1	(7.9)	1,913
Deposits from central banks and credit institutions	6,546	49.2	33.3	4,387	6,545	49.2	33.3	4,386	1	(85.4)	(86.4)	5
Deposits from customers	47,752	37.6	23.6	34,706	47,882	37.6	23.6	34,808	-	-	-	-
Debt certificates	2,819	40.3	27.7	2,009	2,819	40.3	27.7	2,009	-	-	-	-
Subordinated liabilities	1,794	22.4	13.6	1,465	1,192	10.0	(0.5)	1,084	-	-	-	-
Financial liabilities held for trading	967	22.4	13.9	790	967	22.4	13.9	790	-	-	-	-
Other liabilities	8,915	27.0	15.7	7,021	6,952	32.6	20.1	5,242	1,765	18.2	8.7	1,493
Economic capital allocated	2,976	15.5	4.1	2,577	2,820	31.1	17.6	2,151	149	(64.1)	(66.9)	415

 (1) At constant exchange rates.

South America	39

Significant ratios (Percentage)

Argentina (24%) due to the decline in dollar deposits. Lastly, it is important to note that some countries, such as Colombia and Peru, recently announced measures affecting the financial system such as increasing provisions and reserve requirements to cool down their credit markets in particular and the economy in general.

With respect to exchange rate movements, there were general appreciations in the currencies in the region, both over the quarter and over the last 12 months. This has a positive impact on financial statements in South America. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in this area.

Activity

Activity in the quarter in South America was once more outstanding. Gross customer lending ended June with a balance of €45,331m, a 23.1% year-on-year increase and a gain of 4 basis points in market share (latest available figures from April). Growth was across-the-board and in almost all the countries in the region. Retail portfolios were outstanding, specifically consumer lending and credit cards, where year-on-year growth was 35.5% as of 30-Jun-2012, as well as SMEs and small businesses, with a major increase over the same period of 179.9%.

Rigorous risk admission policies and outstanding management of recoveries are leading to a steady improvement in the asset quality of the loan portfolio and thus a favorable performance in the main risk

	South America
	30-06-12	31-03-12	30-06-11
Efficiency ratio	41.7	40.5	44.7
NPA ratio	2.3	2.3	2.4
NPA coverage ratio	139	141	138
Risk premium	1.12	0.97	1.33

South America highlights in the second quarter

•     Activity continues to be strong.

•     Excellent revenue performance.

•     Improved efficiency.

Industry Trends

In the first quarter of 2012, banking activity in South America continued to perform well, driven by strong domestic demand and expansionary monetary policy in the region. Lending is growing at just under 15% year-on-year in Chile, slightly above Colombia and Peru and at a much faster pace in Argentina (up 37%) and Venezuela (up 50%), partly thanks to the lower nominal anchoring in the latter two economies. Deposit gathering also performed strongly, in line with economic growth, with annual rates in Chile, Colombia, Peru and Venezuela similar to those for lending, though lower in

40	Business areas

indicators. The NPA ratio closed at 2.3%, a similar level as of 31-Mar-2012 and a fall of 18 basis points since June 2011. The coverage ratio closed at 139%, remaining very stable compared with the figures for March 2012 and June 2011.

Customer deposits totaled €50,761m as of 30-Jun-2012, an increase of 23.0% year to date (a very similar rate to the loan book). The fairly balanced growth in the different customer fund products was particularly notable: low-cost transaction accounts increased by 25.2% and time deposits by 21.1%. Including the assets under management by mutual funds, customer funds managed by the banks in South America amounted to €53,954m, up 21.1% on the same date in 2011.

Earnings

Earnings in South America continue to perform very well quarter-on-quarter. This explains the region’s steadily increasing contribution to BBVA’s profits. In the first half of 2012 it already accounted for 33.0% of the Group’s adjusted profits.

Also impressive were the excellent revenue figures. Net interest income to June amounted to €1,977m, a year-on-year rise of 28.0%. This positive performance is the result of the strong activity mentioned above and the defense of customer spreads through excellent price management in both asset and liability products.

Income from fees increased 16.2% year-on-year, in line with strong activity, and ended the first half of the year at €636m.

Despite performing well over the six months to June 30, NTI fell 19.5% compared with the same period in 2011, which included the revaluation of US dollar positions at BBVA Provincial.

Thus it is the excellent figures from net interest income and fees and commissions, jointly with the positive performance of the insurance business, that explain the 21.9% year-on-year increase in gross income to €2,779m.

The plans for expansion and technological transformation carried out in countries in the region were key to the increase in expenses running to €1,158m over the first half of the year. These investments were designed to improve the levels of customer service in line with the Group’s “customer-centric” approach. Despite this, the efficiency ratio remains at a good level of 41.7%, thanks to revenue performance.

As a result, operating income amounted to €1,622m, a year-on-year increase of 27.8%.

Impairment losses on financial assets rose slightly to €235m, up 3.5% year-on-year. Despite this, the cumulative risk premium improved 20 basis points in the last twelve months to 1.12%.

In conclusion, strong business activity, favorable price management and good risk quality in the loan portfolio allowed for the ongoing investment and thus develop and expand the franchise and generate good earnings figures. Total earnings year to date amounted to €703m, up 24.8% on the same period in 2011.

Banking business

The banking business generated a net attributable profit of €587m over the six month period, a year-on-year increase of 25.0%. The most significant aspects over the quarter for each of the banks are detailed below:

Argentina saw major growth in net interest income of 52.3%, thanks to the strong activity already evident in the first quarter of the year and continuing into the second, combined with an increase in the customer spread. The loan book increased 27.3% year-on-year and customer deposits were up 14.8%. In addition, increased income from fees and NTI led to a 41.9% rise in gross income. Expenses have evolved in line with domestic inflation, while loan-loss provisions mirror the growth in activity. All this has led to a year-on-year increase of 46.9% in net attributable profit to €105m.

In Chile, the loan book grew by 20.1% since the end of June 2011. This led to a rise in the market share over the last twelve months of 28 basis points (April figures, the latest available). By segments, consumer lending grew particularly strongly (+up 86 basis points) thanks to the bank’s campaigns and promotions and improved distribution through alternative channels (ATMs, the Internet, etc.). Customer funds also grew at a similar rate to lending. This led to a significant rise in market share since April 2011 (up 83 basis points), mainly due to time deposits. This had a positive impact on the year-on-year figure for net interest income (up 3.0%). In contrast, reduced net fees and commissions and lower NTI due to market volatility led to gross income remaining at practically the same levels as for the first half of 2011 (down 0.4%). The above factors, combined with increased expenses due to expansion plans, and loan-loss provisions resulting from higher lending, led to a 6.3% year-on-year fall in net attributable profit to €66m.

In Colombia, BBVA maintains a sustained level of growth in lending (up 21.4% year-on-year) leveraged on the individuals portfolio (up 30.9%) and achieves an improved competitive position in all lines over the last 12 months (also on April 2012 figures). The market share in total lending was up 49 basis points, consumer lending up 110 basis points, credit cards up 156 basis points and corporate lending up 18 basis points. As a result, net interest income increased by 15.4% year-on-year and gross income by 18.1%. Good risk management led to better asset quality indicators in the sector. As a result, the net attributable profit was up 28.1% year-on-year to €139m.

Peru saw a 14.1% increase in loans, leading to a major gain in market share year-on-year according to April figures (up 53 basis points), focused on credit cards (up 82 basis points) and corporate lending (up 106 basis points). Customer funds were up 14.0% thanks to growth in time deposits. As a result, net interest income rose by 15.0% and gross income by 16.6%. Costs were affected by the expansion plans carried out during

South America	41

the year, and loan-loss provisions strongly reflected the growth in activity. Thus, net attributable profit was €79m, up 12.3% on the same period in 2011.

BBVA Provincial in Venezuela also maintained the high growth rate seen in the previous quarter. Net interest income was up 50.8% year-on-year thanks to the increase in lending (up 48.1%) and customer funds (up 48.7%). NTI fell, as the figures for first quarter of 2011 reflected the effect of the revaluation of US dollar positions. Despite this, gross income was 37.6% higher than in the first six months of 2011. Expenses were in line with inflation and loan-loss provisions declined. As a result, net attributable profit reached €155m, 42.7% up on the same period in 2011.

Among the other banks, BBVA Panama had a net attributable profit of €15m, BBVA Paraguay €7m and BBVA Uruguay €19m (including the contribution from Crédit Uruguay).

Pensions and Insurance

The Pensions and Insurance unit in South America had a net attributable profit of €133m in the six months ended June 30, 17.6% higher than in the same period in 2011. The pension business contributed €83m, up 39.6%, basically as a result of the excellent performance of commercial activity, as well as positive financial earnings due to the recovery in the markets. The contribution from the insurance business amounted to €50m, despite the sale of ART and Retiro in 2011. Business variables continue to be positive, with a notable increase in written premiums.

AFP Provida in Chile posted a net attributable profit of €54m, a rise of 18.3% and significantly better than in the first six months of 2011. Business activity was particularly notable, especially in subscriptions, which were up 7.3% year-on-year, raising fees to €129m. In turn, AFP Horizonte in Colombia generated a net attributable profit of €16m (up 55.0% year-on-year), while AFP Horizonte in Peru contributed a net attributable profit of €13m. Both benefited from increases in fees and good NTI.

Following the sale of ART and Retiro, Seguros Argentina had a net attributable profit of €3m and continues to have a sound level of activity. Among other companies, Chile saw a major increase in the net attributable profit to €28m, Colombia generated €14m and Seguros Provincial in Venezuela €5m.

Highlights

•

The BBVA Research team in Peru was awarded Best Financial Institution in the Terms of Research at the Latin America’s Investor Relations Awards (LIRA) 2011. This recognition aims to reward best practices at companies in Chile, Colombia and Peru in investor relations and corporate governance, as well as to improve the quality of analysis that financial institutions offer investors on the economy and capital markets.

•

With the launch of the GPS Plan (Growth, Performance and Stability), the Global Risk Management area has set out the main risk management lines for South America for the period 2012-2013. The aim is to take advantage of the opportunities offered up by the region within the prudent framework that characterizes BBVA.

•

BBVA was named Best Bank in Latin America and Best Bank in Venezuela at the 2012 Euromoney Awards for Excellence ceremony, in recognition of the Group’s leadership in innovation and efficiency as well as its solvency and profitability in different countries in the region. In turn, Global Finance named BBVA Continental and BBVA Provincial best banks in Peru and Venezuela respectively. The magazine highlighted the banks’ profitability, good service, innovative products and 2011 earnings.

South America. Data per country (banking business, pensions and insurance)

(Million euros)

	Operating income				Net attributable profit
Country	1H12	Δ%	Δ% at constant exchange rates	1H11	1H12	Δ%	Δ% at constant exchange rates	1H11
Argentina	228	47.3	47.7	154	108	17.1	17.4	92
Chile	268	8.8	4.2	247	148	14.0	9.2	130
Colombia	284	48.9	34.4	191	170	49.1	34.5	114
Peru	319	37.8	22.4	232	92	39.6	24.0	66
Venezuela	486	49.5	38.1	325	160	52.0	40.4	105
Other countries (1)	37	22.4	10.7	30	25	31.5	18.5	19
Total	1,622	37.6	27.8	1,179	703	33.6	24.8	526

 (1) Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

42	Business areas

The United States

Income statement

(Million euros)

					Units:
	The United States				BBVA Compass
	1H12	Δ%	Δ%(1)	1H11	1H12	Δ%	Δ%(1)	1H11
Net interest income	849	4.8	(3.4)	810	739	5.3	(2.2)	698
Net fees and commissions	313	(1.3)	(9.5)	317	262	0.6	(7.0)	261
Net trading income	100	20.1	9.9	83	70	19.2	12.2	57
Other income/expenses	(36)	46.6	35.5	(24)	(33)	39.0	32.4	(23)
Gross income	1,226	3.4	(4.9)	1,186	1,038	4.1	(3.4)	994
Operating income	(783)	6.3	(2.2)	(737)	(682)	4.9	(2.5)	(646)
Personnel expenses	(448)	14.4	5.3	(392)	(390)	11.5	4.2	(346)
General and administrative expenses	(249)	(4.7)	(12.3)	(261)	(208)	(4.3)	(12.0)	(219)
Depreciation and amortization	(86)	2.3	(5.5)	(84)	(84)	1.8	(5.7)	(82)
Operating income	443	(1.3)	(9.4)	449	357	2.4	(5.1)	347
Impairment on financial assets (net)	(54)	(72.1)	(74.0)	(193)	(43)	(70.0)	(79.5)	(195)
Provisions (net) and other gains (losses)	(31)	n.m.	268.6	(7)	(27)	n.m.	n.m.	0
Income before taxes	358	43.9	31.2	249	287	79.3	73.8	153
Income taxes	(113)	64.4	49.7	(69)	(90)	113.4	108.8	(40)
Net incomes	245	36.1	24.2	180	196	67.1	61.3	113
Non-controlling interests	-	-	-	-	-	-	-	-
Net attributable profit	245	36.1	24.2	180	196	67.1	61.3	113
(1) At constant exchange rate.
Balance sheet (Million euros)
					Units:
	The United States				BBVA Compass
	30-06-12	Δ%	Δ%(1)	30-06-11	30-06-12	Δ%	Δ%(1)	30-06-11
Cash and balances with central banks	2,577	(57.3)	(62.8)	6,034	2,154	44.2	29.9	1,444
Financial assets	8,371	12.3	(2.1)	7,451	8,253	24.1	10.4	6,512
Loans and receivables	41,544	11.3	(3.0)	37,315	35,975	23.5	9.8	28,536
Loans and advances to customers	39,361	9.4	(4.7)	35,973	34,134	20.6	7.1	27,765
Loans and advances to credit institutions and other	2,183	62.8	41.8	1,341	1,841	125.0	108.1	770
Inter-area positions	-	-	-	1,279	412	-	-	-
Tangible assets	822	1.5	(11.6)	810	808	3.8	(9.2)	775
Other assets	6,204	191.2	153.6	2,131	1,885	1.9	(11.0)	1,846
Total assets/Liabilities and equity	59,518	8.2	(5.8)	55,020	49,487	23.9	10.2	39,113
Deposits from central banks and credit institutions	7,241	(20.3)	(30.5)	9,081	4,842	66.8	51.8	2,779
Deposits from customers	38,143	0.6	(12.3)	37,902	37,155	19.7	6.2	30,478
Debt certificates	-	-	-	325	-	-	-	-
Subordinated liabilities	909	(14.3)	(25.3)	1,061	842	3.4	(9.6)	812
Inter-area positions	1,829	-	-	-	-	-	-	-
Financial liabilities held for trading	467	33.6	16.4	349	466	71.3	56.1	260
Other liabilities	7,778	138.1	107.4	3,266	3,606	37.1	23.0	2,553
Economic capital allocated	3,152	3.8	(9.6)	3,037	2,576	13.9	0.6	2,231

  (1) At constant exchange rate.

The United States	43

Significant ratios (Percentage)

dampened revenue levels through greater cost control. Moreover, expense levels in the previous quarter remained higher than projected, so savings and efficiency should be a distinguishing characteristic for banks.

Credit quality continues to improve, with lower provisions having a positive impact on results in the financial industry.

As regards lending, the C&I and auto segments continue to be bright spots. However, overall loan growth is expected to be modest in the second quarter of 2012.

Another important point is that as the implementation of the proposed Basel III rules nears, several peers are taking capital actions in preparation, such as the conversion of preferred securities.

Finally, the exchange rate of the dollar against the euro has strengthened in the last quarter and the last year, both in terms of the fixing and average rate. This has had a positive impact on the balance sheet, activity and earnings in the area over the quarter and in the last 12 months. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in the United States.

Activity

After reaching an agreement to sell the Puerto Rico business to Oriental Financial Group, the assets of this unit have been classified as non-current assets held for sale. Therefore, all data mentioned hereinafter

	The United States
	30-06-12	31-03-12	30-06-11
Efficiency ratio	63.9	64.0	62.1
NPA ratio	2.8	3.2	4.0
NPA coverage ratio	82	75	67
Risk premium	0.26	0.35	1.01

The United States highlights in the second quarter

•     Agreement for the sale of the Puerto Rico business to Oriental Financial Group.

•     Consolidation of growth in lending.

•     Improved asset quality explains growth in profits.

Industry Trends

In the first quarter of 2012 net interest income in the US banking sector was better than anticipated, with levels of mortgage revenue holding up strongly. However, some analysts are concerned about the sustainability of these positive trends due to increased fears about a bigger than expected slowdown of the US economy.

Expenses continue to be an area of focus, as banks will try to mitigate the likely effect of

44	Business areas

refers to BBVA Compass, which at 30-Jun-2012 represents 83% of the area’s assets, 80% of net attributable profit, and 87% of loans.

Against the macroeconomic and industry background described above, total gross lending to customers of BBVA Compass totaled €35,035m as of 30-Jun-2012, a year-on-year increase of 6.5%, and up 3.1% over the quarter. The increase is mainly the result of higher commercial loans, which were up over the quarter by 8.5%, and by 37.5% over the last 12 months. These loans have been boosted by lending linked to healthcare and public finance, as well as increased activity with auto dealerships. In contrast, development and construction real estate loans continue to decline, with a quarter-on-quarter fall of 24.0% (down 39.8% year-on-year).

Credit quality in the area improved significantly over the quarter. The NPA ratio fell to 2.8% at the close of June 2012, a decline of 44 basis points on the ratio for March 2012 (also due to the sale of the Puerto Rican subsidiary). The coverage ratio improved on the figure as of 31-Mar-2012 by 6.8 percentage points, and closed the first half of the year at 82%.

Customer deposits remained relatively flat over the quarter (down 1.7%), with a year-on-year increase of 1.6%. BBVA Compass recently launched a suite of liability products that target a wide range of demographics.

Earnings

The United States generated a net attributable profit in the first half of 2012 of €245m, 24.2% up year-on-year (up 36.1% including the foreign-currency effect).

This result is due to resilient revenue, cost control and improving credit quality. Net interest income remains at the same level as the previous quarter, at €849m, down by only 3.4% on the figure for the first half of 2011. Other revenue amounted to €377m year to date, a year-on-year fall of 8.1%. BBVA Compass has managed to mitigate the effects of increased regulatory pressure by increasing service fees. Gross income for the half-year in the area amounted to €1,226m, a year-on-year decline of 4.9%.

Operating expenses amounted to €783m year to date, down 2.2% on the same period the previous year thanks to continued emphasis on cost management and control. Specifically, general administrative expenses and amortization decreased by 10.6%.

The United States	45

The continued improvement in credit quality in the area has reduced impairment losses on financial assets by 74.0% year-on-year to €54m. This fall, combined with increased lending, has had a positive effect on the accumulated risk premium in the area, which closed at 0.26% as of 30-Jun-2012 (0.35% as of 31-Mar-2012, and 1.01% as of 30-Jun-2011).

Finally, the solid capital ratios published by BBVA Compass as of 30-Jun-2012 are impressive: 11.3% for Tier I and 11.0% for Tier I Common, both using local criteria.

Highlights

Below is a summary of the main initiatives in the area, as well as the highlights for the quarter:

•

BBVA has reached an agreement with Oriental Financial Group for the sale of its business in Puerto Rico for USD 500m. The closing of the operation is subject to obtaining the necessary authorizations from the competent regulatory authorities. BBVA Puerto Rico accounts for just under 1% of the Group’s total assets. It has 36 branch offices and 912 employees according to data at close of June 2012. Its limited size (it is the seventh bank by deposits on the island, with a market share of under 6% according to the latest available information as of March) limits the possibility of implementing the BBVA model, which aims for large markets and requires a bigger market share. The deal will have a positive, if limited, effect on the Group’s capital.

•	The deployment of the new core banking platform continues as planned. The commercial lending platform is now fully deployed, while the deposits module has been deployed with great success in over
180 branches in four states: Colorado, New Mexico, Arizona and California.

•

BBVA Compass climbed two steps to third place in American Banker’s report on the reputation of the 30 leading banks in the U.S. In the three years that American Banker has conducted the survey, BBVA Compass has gone from sixteenth to third, reflecting the bank’s commitment to become a standard-bearer for outstanding corporate reputation.

•

Brand recognition also continues to increase. The BBVA Compass Stadium in Houston opened in May, with over 22.000 soccer fans opening almost 1,000 credit card accounts. BBVA Compass also partners with the home team, the Houston Dynamo, in the “Building a Better Community” project. This includes rebuilding homes and revitalizing the green areas surrounding the stadium, as well as improving children’s education.

•

The US bank was recognized for the third year in a row by the Financial Services Roundtable with the 2011 Community Service Leadership Award. This recognition has been possible thanks to the efforts made in community involvement, including financial literacy programs, children’s reading initiatives and projects to revitalize schools.

•	BBVA Compass has also launched a campaign for new preferred money-market accounts, which led to the opening of 6.000 accounts with over USD 700m in balances.

•	Finally, through the Everyday Hero program, customers who qualify, such as fire departments, police stations and hospitals, are offered build-to-order checking with no monthly service charge.

46	Business areas

Corporate Activities

Income statement

(Million euros)

	Corporate Activities
	1H12	Δ%	1H11
Net interest income	(185)	(34.3)	(281)
Net fees and commissions	(162)	40.9	(115)
Net trading income	287	26.3	227
Other income/expenses	171	(3.6)	178
Gross income	111	n.m.	8
Operating costs	(518)	10.7	(469)
Personnel expenses	(295)	14.9	(257)
General and administrative expenses	(62)	(24.8)	(82)
Depreciation and amortization	(162)	24.7	(130)
Operating income	(408)	(11.5)	(460)
Impairment on financial assets (net)	(36)	(50.9)	(74)
Provisions (net) and other gains (losses)	(580)	21.3	(478)
Income before tax	(1,024)	1.1	(1,012)
Income tax	365	(15.4)	431
Net income	(658)	13.3	(581)
Non-controlling interests	1	(50.3)	2
Net attributable profit	(658)	13.5	(579)
Adjusted (1)	(76)	-	(108)
Net attributable profit (adjusted) (1)	(582)	23.6	(471)
In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain.
Balance sheet (Million euros)
	Corporate Activities
	30-06-12	Δ%	30-06-11
Cash and balances with central banks	(323)	24.6	(259)
Financial assets	30,016	14.5	26,211
Loans and receivables	(1,874)	(64.4)	(5,262)
Loans and advances to customers	39	n.m.	(2,816)
Loans and advances to credit institutions and other	(1,913)	(21.8)	(2,446)
Inter-area positions	(299)	(95.3)	(6,382)
Tangible assets	3,207	3.9	3,087
Other assets	19,887	11.8	17,781
Total assets/liabilities and equity	50,615	43.9	35,176
Deposits from central banks and credit institutions	25,108	n.m.	(7,770)
Deposits from customers	21,298	(12.6)	24,357
Debt certificates	65,226	(18.4)	79,957
Subordinated liabilities	2,970	(47.4)	5,641
Inter-area positions	(64,834)	(5.9)	(68,915)
Financial liabilities held for trading	(4,740)	26.2	(3,756)
Other liabilities	(8,881)	73.2	(5,129)
Valuation adjustments	(2,835)	9.2	(2,596)
Shareholders’ funds	42,946	16.3	36,925
Economic capital allocated	(25,643)	8.9	(23,538)

Corporate Activities	47

Earnings

The most relevant aspects of earnings in this area in the first half of 2012 are summarized below:

•

Cumulative net interest income was a negative €185m, compared with a negative €281m in the first six months of 2011. This improvement is mainly due to the positive management of structural interest-rate risk in an environment of falling interest rates that benefited this management.

•	Favorable performance of NTI, basically as a result of the capital gains recorded on the repurchase of securitization bonds. As a result, NTI increased 26.3% year-on-year to €287m.

•	Receipt of the Telefonica dividend in the second quarter.

•

Operating expenses continue to reflect the Group’s investment effort in staff training, technology, brand and infrastructure. They amounted to a cumulative €518m to June, 10.7% up on the figure 12 months earlier.

•	Provisions booked for further clean-up of real estate and foreclosed assets continue to grow.

•	As a result, net attributable profit was a negative €658m, compared with a negative €579m in the first half of 2011.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for actively managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in America. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

In the second quarter of 2012, long-term wholesale financial markets in Europe were affected by the extreme volatility of the sovereign risk premium, and remained closed for practically the whole period. Short-term finance performed better, although it was conditioned by the rating actions affecting BBVA and the whole financial system in Europe. These downgrades have led to a reduction in the balances of operations with large corporations, though this has been partly offset by the Group’s stronger retail liquidity position thanks to its customer-centric approach. In contrast, BBVA has remained active in the wholesale funding markets in America.

To sum up, BBVA’s proactive policy in its liquidity management, its retail business model, its lower volume of debt redemptions compared to its peers and its relatively small volume of assets give it a comparative advantage against its European competitors. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to allow the Group to strengthen its liquidity position and to improve its financing structure.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

On June 30, 2012 BBVA carried out a mandatory partial conversion of the outstanding convertible bonds through a reduction of 50% of its nominal value. In order to carry out this conversion, BBVA issued 239 million new shares (4.6% of the Group’s total shares), thus improving the quality of its capital in the quarter. Also in the second quarter BBVA repurchased €638m of securitization bonds and generated €250m of capital gains, which were used to strengthen the Group’s provisions. In conclusion, the current levels of capitalization ensure the Bank’s compliance with all of its capital objectives.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital ratios and ensure the stability of its income statement.

48	Business areas

In the second quarter of the year, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected in the Americas for 2012 is also strictly managed. In the second quarter, the impact of variations in exchange rates has been positive, both on the income statement and on capital adequacy ratios. For 2012 as a whole, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first half of 2012, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, it lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In the first half of 2012 it invested €103m and divested €106m.

As of June 30, 2012, the market value of the holdings in Industrial & Financial Companies portfolio was €2,849m.

Corporate Activities	49

Other information:

Corporate & Investment Banking

Income statement

(Million euros)

	Corporate & Investment Banking

	1H12	Δ%	Δ%(1)	1H11
Net interest income	850	14.1	12.0	745
Net fees and commissions	349	4.1	1.6	335
Net trading income	134	(46.0)	(47.6)	249
Other income/expenses	62	83.5	88.5	34
Gross income	1,395	2.4	0.2	1,363
Operating costs	(437)	5.6	3.0	(414)
Personnel expenses	(243)	3.1	0.9	(235)
General and administrative expenses	(189)	7.3	4.3	(176)
Depreciation and amortization	(6)	105.2	96.0	(3)
Operating income	958	1.0	(1.0)	949
Impairment on financial assets (net)	(67)	n.m.	n.m.	12
Provisions (net) and other gains (losses)	(17)	140.9	114.1	(7)
Income before tax	874	(8.4)	(10.0)	954
Income tax	(262)	(5.0)	(6.6)	(275)
Net income	612	(9.8)	(11.4)	679
Non-controlling interests	(60)	37.7	27.3	(43)
Net attributable profit	553	(13.0)	(14.2)	635
(1) At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking

	30-06-12	Δ%	Δ%(1)	30-06-11
Cash and balances with central banks	6,145	29.7	12.5	4,739
Financial assets	83,060	22.7	22.0	67,670
Loans and receivables	74,391	6.5	4.2	69,877
Loans and advances to customers	61,010	6.8	4.1	57,104
Loans and advances to credit institutions and other	13,381	4.8	4.5	12,773
Inter-area positions	7,720	(45.3)	(48.0)	14,109
Tangible assets	32	40.7	34.9	23
Other assets	3,044	33.1	29.6	2,286
Total assets/liabilities and equity	174,392	9.9	7.5	158,705
Deposits from central banks and credit institutions	69,075	13.3	11.6	60,952
Deposits from customers	37,256	(27.6)	(30.1)	51,440
Debt certificates	(215)	(61.9)	(61.9)	(563)
Subordinated liabilities	1,554	(25.9)	(26.9)	2,098
Inter-area positions	-	-	-	-
Financial liabilities held for trading	55,831	66.5	66.2	33,536
Other liabilities	5,766	(21.2)	(25.3)	7,315
Economic capital allocated	5,125	30.5	26.5	3,927
(1) At constant exchange rates.

50	Business areas

CIB highlights in the second quarter

•	Rating downgrades have had a negative impact on activity.

•	Diversified revenue.

•	Resilient operating income.

31-Mar-2012. Performance in Eurasia continues to be very flat (up 0.2%), while in the Americas it went up 8.6%, basically thanks to higher activity from the emerging regions (South America and Mexico).

On-balance sheet customer funds ended the six months to 30-Jun-2012 at €29,113m, 14.1% down on the figure for 31-Mar-2012. This fall can be explained essentially by the performance of deposits in developed countries. BBVA’s rating downgrades announced by various credit rating agencies during the quarter have negatively affected the Group’s wholesale activity, basically in Europe and the United States.

Industry Trends

The second quarter of 2012 was characterized by a worsening of the debt crisis in the peripheral European countries and by downgrades in Spain’s sovereign rating. This has negatively affected wholesale business activity in general, above all in Europe.

Despite this situation, BBVA has maintained high-quality recurring earnings at CIB thanks to its differential customer-centric business model, and its portfolio diversified by products and geographical areas.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale business.

Activity

With a balance of €61,701m as of 30-Jun-2012, CIB’s loan book recorded an increase of 7.7% over the quarter. Its performance varied by geographical areas. Spain, as explained previously, posted an 18.6% rise due to a temporary rise of the most volatile balances from the repos and guarantees related to market operations. Excluding the Global Markets unit, Banking & Corporate Finance recorded a €158m reduction on

Earnings

In this difficult economic situation, with the financial markets in turmoil, CIB has posted highly recurring earnings. In the first half of 2012 it generated gross income of €1,395m, practically the same (up 0.2%) as the high revenue obtained over the same period in 2011. By geographical area, revenue grew in South America and Mexico (26.4% and 44.0%, respectively) and fell in Spain, Eurasia and the United States (down 15.9%, 10.8% and 9.3%, respectively).

Operating expenses, which increased by 3.0% on the same period in 2011, show greater containment than in previous quarters, when most of the growth and technology investment plans were undertaken.

CIB reported operating income of €958m for the first half of 2012, compared to €967m twelve months earlier (excluding the foreign-currency effect). This is a very positive figure, taking into consideration the difficult environment in which it was generated, and represents a decrease of only 1.0%.

The asset quality of the various units in this area remains very high. The NPA ratio continues low, the coverage ratio high and loan-loss provisions amount to 7% of operating income. To sum up, CIB’s accumulated net attributable profit stands at €553m, (€644m in the first half of 2011, also excluding the foreign-currency effect).

Corporate & Investment Banking	51

Highlights

The most important transactions carried out by the different CIB departments and the highlights of the second quarter of 2012 are summarized below:

In Corporate Finance, BBVA continues to be a benchmark as a provider of cross-border transaction advisory services. Two deals were closed in Europe: the sale of the Spanish company OHL Inima to the Korean company GS Engineering & Construction and the acquisition by the Portuguese company Sogrape of the Spanish Bodegas Lan, where BBVA acted as advisor. Worth mentioning in the American continent is the financial advice provided to the Mexican group ICA for the acquisition of the Peruvian construction company San Martin, as well as the advice provided to the US company Colfax for the acquisition of the Peruvian Soldex.

In Equity Capital Markets in Spain, BBVA has acted as agent bank in the scrip dividends of Repsol, Gas Natural and Telefónica. In Europe, the Group has participated in the share capital increase with subscription rights of Banco Espirito Santo. Finally, in Mexico it has acted as a lead broker in the senior trust bond public offering of MRP CKDs and as co-leader in the initial public offering (IPO) of Alpek. Also worth mentioning is the Bank’s role as bookrunner in the share capital increase of the Chilean company Cencosud.

Project Finance is the market leader in Spain and Mexico and holds second place in Europe and Latin America. In Spain, it is very actively involved in the renewable energy, railroad and highway sectors. In the rest of Europe, of particular note is the financing of the Nimes-Montpellier French high-speed railroad line. In Latin America, the Oaxaca II (wind power) deal was closed in Mexico, as was the Bicentennial Pipeline (Oil & Gas) project in Colombia. In the United States it has supported QIC in its winning bid for the Ohio State parking public tender, and closed the financing for the Presidio Parkway in California.

The Structured Trade Finance team continues to support the export activity of BBVA customers globally. Various transactions have been carried out with Angola and Panama for the financing of hospital equipment, and with Venezuela for the financing of the equipment for line 1 of the Caracas Metro. In Asia, a guarantee line was arranged for the Medina-Mecca high-speed train.

Corporate Lending maintains a position of leadership in Spain and Latin America. In the United States, the BBVA Compass franchise has been boosted and its position has been consolidated with major acquisition financing transactions. In South America, it has facilitated syndicated and bilateral local-currency loans. Finally, performance in financial guarantees was also positive.

Of particular note in Global Transactional Banking are the synergies between the United States and Mexico teams, who have arranged cross-border and cross-sell transactions, thus boosting BBVA’s international transactionality. The most significant transactions include the following: in Peru, the issue of letters of guarantee for the financing of the South Andean

Gas Pipeline project, the most important in the country’s recent history; in Chile, winning the tender for transactional payment services for the leading telephone company; and in Spain, conclusion of two new non-recourse commercial paper discount lines and the issue of guarantees for over €100m. In addition, the Bank was awarded the management of a virtual online billing POS terminal by a leading transportation company (also in Spain). Finally, Institutional Custody was recognized as the World’s Best Sub-Custodian Bank 2012 in Spain by Global Finance magazine, positioning BBVA as a benchmark Bank in the provision of custody services.

In Global Markets, customer revenue remained stable in the first half of the year, despite the complex economic and financial situation. Including both revenue from franchise and leveraging, gross income stood at €574m, down 8.7% year-on-year. In Spain, BBVA obtained top recognition in the Spanish derivative market from Risk España magazine, and was chosen as second-best equity house in Spain and Portugal by Extel magazine. In addition, revenue from SMEs and retail customers grew more than 50.0% compared to the figure recorded in the first half of 2011. Interest-rate products (15.0% year-on-year increase) and exchange-rate products (which have doubled the amount obtained in the same period last year) were particularly outstanding. Once again, BBVA continues to be the unquestionable leader in equity brokerage, with a market share of 16.0% as of June 2012, 8.7 percentage points above its nearest competitor.

In Eurasia, BBVA holds ninth place in the Pan-European ranking of equity derivatives (according to Extel). In addition, the Milan dealing room has posted a 4-fold increase on the earnings reported for the first half of last year. This profit was obtained in an environment characterized by high volatility, market tension and the aforementioned downgrades of Spain’s sovereign rating between April and June.

In Mexico, Global Markets has taken advantage of the strength of the local economy, and in the first half of 2012 increased its revenue 97.1% compared to the same period in 2011. This excellent performance has resulted in BBVA being chosen Best Distributor Sales by Structured Retail Products magazine. All the different products have posted increases of over 50% compared to the first half of the previous year. The highest volumes have continued to come from interest-rate and exchange-rate products.

In South America, Global Markets revenue increased 13.8% on the first half of 2011. BBVA was selected Best Overall Provider in Latin America by Structured Retail Products. Interest-rate products, loans and exchange-rate products have all grown more than 20%. By country, Argentina, Colombia, Peru and Venezuela have increased their earnings. In addition, customer revenue in Peru, Argentina and Venezuela has posted double-digit growth.

Finally, in the United States, the most notable aspect has been the increase in interest-rate revenue, which grew 90.2% over the last twelve months. As a result, gross income in the country’s markets unit has grown 13.1% over the same period. BBVA continues to implement its business strategy and is leveraging on the Compass distribution network.

52	Business areas

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 - 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 62 01

E-mail:inversoresbbva@grupobbva.com

New York Office

1345 Avenue of the Americas, 45th Floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

108 Cannon Street, London EC4N 6EU

Telephone: +44 207 648 7671

Hong Kong Office

43/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 1, 2012	By:	/s/ Eduardo Ávila Zargoza
	Name:	Eduardo Ávila Zargoza
	Title:	Chief Accounting Officer